Exhibit 2.1
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
by and between
INTERCONTINENTALEXCHANGE INC.,
BOARD OF TRADE OF THE CITY OF NEW YORK, INC.
and
CFC ACQUISITION CO.
Dated as of September 14, 2006

TABLE OF CONTENTS

ARTICLE I

Formation of Surviving Corporation

1.1. Organization of the Surviving Corporation	1
1.2. Directors of the Surviving Corporation	2
1.3. Officers of the Surviving Corporation	2

ARTICLE II

The Merger

2.1. The Merger	3
2.2. Closing	3
2.3. Effective Time	3

ARTICLE III

Certificate of Incorporation and Bylaws of the Surviving Corporation

3.1. Certificate of Incorporation	4
3.2. Bylaws	4
3.3. Rules	4

ARTICLE IV

Effect of the Merger on Membership Interests and Capital Stock

4.1. Effect on Membership Interests	4
4.2. Effect on Surviving Corporation Common Stock	5
4.3. Election Procedures	5
4.4. Exchange of Certificates	7
4.5. Adjustments	10
4.6. Bonus Pool	10
4.7. Closing Cash Amount	11

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ARTICLE V

Representations and Warranties

5.1. Representations and Warranties of NYBOT	12
5.2. Representations and Warranties of ICE and Merger Sub	27

ARTICLE VI

Covenants

6.1. Interim Operations	32
6.2. Acquisition Proposals	35
6.3. Preparation of Proxy Statements; Information Supplied	37
6.4. Members’ Meeting	39
6.5. Reasonable Best Efforts; Regulatory Filings and Other Actions	40
6.6. Access	41
6.7. Affiliates	41
6.8. Exchange Listing	42
6.9. Publicity	42
6.10. Employment and Benefit Levels	42
6.11. Taxes	43
6.12. Expenses	43
6.13. Indemnification	44
6.14. Other Actions by ICE and NYBOT	44
6.15. ICE Board of Directors	45
6.16. Clearing Organization	45

ARTICLE VII

Conditions

7.1. Conditions to Each Party’s Obligation to Effect the Merger	46
7.2. Conditions to Obligations of NYBOT	47
7.3. Conditions to Obligation of ICE	47

ARTICLE VIII

Termination

8.1. Termination by Mutual Consent	48
8.2. Termination by Either NYBOT or ICE	49
8.3. Termination by ICE	49
8.4. Termination by NYBOT	50

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8.5. Effect of Termination and Abandonment; Termination Fee and Expense Reimbursement	51

ARTICLE IX

Miscellaneous and General

9.1. Survival	52
9.2. Modification or Amendment	52
9.3. Waiver of Conditions	53
9.4. Counterparts	53
9.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL	53
9.6. Notices	54
9.7. Entire Agreement	55
9.8. No Third-Party Beneficiaries	55
9.9. Transfer Taxes	55
9.10. Definitions	55
9.11. Severability	55
9.12. Interpretation; Construction	55
9.13. Assignment	56
Exhibit A – Certificate of Incorporation of Surviving Corporation
Exhibit B – Bylaws of Surviving Corporation
Exhibit C – Knowledge of ICE
Exhibit D – Knowledge of NYBOT
Annex 1.2(b)(x) – Members of the Board of Directors of Surviving Corporation
Annex 1.2(b)(y) – NYBOT Designees & Public Directors
Annex 4.6 – Bonus Pool Caps

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AGREEMENT AND PLAN OF MERGER
     This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 14, 2006, is by and among IntercontinentalExchange, Inc., a Delaware corporation (“ICE”), CFC Acquisition Co., a Delaware corporation (“Merger Sub”) and Board of Trade of the City of New York, Inc., a New York not-for-profit corporation (“NYBOT”).
RECITALS
     WHEREAS, in accordance with and subject to the New York Not-For-Profit Corporation Law (the “N-PCL”) and the bylaws of NYBOT, all record owners of regular memberships in NYBOT other than NYBOT and its Subsidiaries (the “Members”) own (i) Equity Memberships (as defined under the bylaws and rules of NYBOT) (the “Membership Interests”) and (ii) Trading Rights (as hereinafter defined) associated with such Membership Interests;
     WHEREAS, ICE desires to acquire all of the Membership Interests on the terms and subject to the conditions set forth in this Agreement and to leave certain Trading Rights outstanding and exercisable from and after the Effective Time through the Surviving Corporation (as hereinafter defined) on the terms and subject to the conditions set forth in the Bylaws and the Rules (as hereinafter defined);
     WHEREAS, the Boards of Directors of ICE, Merger Sub and NYBOT have each determined that it is advisable and in the best interests of their respective members (in the case of NYBOT) and stockholders (in the case of ICE and Merger Sub) to consummate, and have approved, the business combination transaction provided for herein in which NYBOT would merge with and into Merger Sub and Merger Sub would continue to be a wholly owned subsidiary of ICE (the “Merger”);
     WHEREAS, it is intended that, for United States federal income tax purposes, the Merger shall qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and
     WHEREAS, each of ICE and NYBOT desires to make certain representations, warranties, covenants and agreements in connection with this Agreement.
     NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:
ARTICLE I
Formation of Surviving Corporation
          1.1. Organization of the Surviving Corporation. The certificate of incorporation (the “Charter”) of Merger Sub (the “Surviving Corporation”) and the bylaws of the Surviving Corporation (the “Bylaws”) shall be substantially in the forms attached hereto as Exhibit A and Exhibit B, respectively. Promptly after the date hereof, and in any event prior to the mailing of the Proxy Statement/Prospectus to the Members, ICE and NYBOT shall cooperate to prepare a draft of the rules of the Surviving Corporation (the “Rules”); provided, however, that such draft Rules shall be identical to the rules of NYBOT as in effect as of the date of this Agreement with only such changes as are reasonably necessary to conform such Rules to the Bylaws and this Agreement and such other changes as the parties mutually agree. Notwithstanding the foregoing, ICE may (but shall not be required to) modify or amend the Charter, Bylaws and/or the Rules, subject to the restrictions contained in Article XVI of the Bylaws, in response to requirements imposed by, or comments received from, the Commodities Futures Trading Commission (“CFTC”) or its staff or any other governmental authority with lawful jurisdiction without the consent of NYBOT after giving NYBOT notice of such proposed modification or amendment, unless, within five business days of receiving such notice, NYBOT notifies ICE that it has determined in good faith that the modifications or amendments are reasonably likely to have a material adverse effect on the Surviving Corporation.
          1.2. Directors of the Surviving Corporation.
          (a) From and after the Effective Time, each of the members of the Board of Directors of the Surviving Corporation shall be appointed by ICE, subject to compliance by ICE with all applicable legal, regulatory and listing requirements relating to the composition of the Surviving Corporation’s Board of Directors and subject to Section 1.2(b). Each such director shall remain in office until his or her successors are duly elected or appointed, as the case may be, and qualified in accordance with the Charter, the Bylaws and applicable Law or until his or her earlier death, resignation or removal in accordance with the Charter and the Bylaws.
          (b) As of the Effective Time, ICE shall elect, as members of the Board of Directors of the Surviving Corporation, the individuals identified in Annex 1.2(b)(x). ICE shall take all requisite action to ensure that two of the individuals (determined in ICE’s discretion) identified in Annex 1.2(b)(y) (the “NYBOT Designees”) shall serve as members of the Board of Directors of the Surviving Corporation for one two-year term from and after the Effective Time.
          (c) As of the Effective Time, ICE shall take all requisite action to ensure that four of the individuals (determined in ICE’s discretion) identified in Annex 1.2(b)(y) (the “Public Directors”) shall serve as members of the Board of Directors of the Surviving Corporation for four one-year terms from and after the Effective Time.
          1.3. Officers of the Surviving Corporation. At the Effective Time, ICE shall cause the officers and directors of NYBOT immediately prior to the Effective Time (other than the Chief Executive Officer of NYBOT) to be the executive officers of the Surviving Corporation. The Chief Executive Officer of Merger Sub prior to the Effective Time shall become the Chief Executive Officer of the Surviving Corporation. Each officer of the Surviving Corporation shall remain in office until his or her successor is duly appointed in accordance with the Bylaws and applicable Law or until his or her earlier death, resignation or removal in accordance with the Charter and the Bylaws.
ARTICLE II
The Merger
          2.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, NYBOT shall be merged with and into the Surviving Corporation, and the separate corporate existence of NYBOT shall thereupon cease. The Surviving Corporation shall be the surviving entity in the Merger and shall continue its existence under the laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises. After the Merger, the Surviving Corporation shall continue to be a wholly owned Subsidiary of ICE. The Merger shall have the effects specified in the Delaware General Corporation Law, as amended (the “DGCL”) and the N-PCL.
          2.2. Closing. Unless otherwise mutually agreed in writing between ICE and NYBOT, the closing for the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, at 10:00 a.m. on the last business day (the “Closing Date”) of the week in which the last to be fulfilled or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement, unless another time, date or place is agreed to in writing.
          2.3. Effective Time.
          (a) As soon as practicable following the satisfaction or waiver (subject to applicable Law) of the conditions set forth in Article VII, on the Closing Date, the parties shall file or deliver, as appropriate, the Certificates of Merger with or to the Secretary of State of Delaware and with the Department of State of New York in such form as is required by and executed and acknowledged in accordance with the relevant provisions of the N-PCL and DGCL, as appropriate, and make all other filings or recordings required under the N-PCL and DGCL, as appropriate.
          (b) The Merger shall become effective at (i) the date and time on which a certificate of merger relating to the Merger (the “Delaware Certificate of Merger”) is duly filed with the Secretary of State of Delaware as required to effect such merger and a certificate of merger relating to the Merger (the “New York Certificate of Merger” and, together with the Delaware Certificate of Merger, the “Certificates of Merger”) is duly filed by the Department of State of New York as required to effect such merger, or (ii) such subsequent time as ICE and NYBOT shall agree and as shall be specified in the Certificates of Merger (such time that the Merger shall become effective being the “Effective Time”).

ARTICLE III
Certificate of Incorporation and Bylaws of the Surviving Corporation
          3.1. Certificate of Incorporation. The Charter as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation, until duly amended as provided therein or by applicable Law.
          3.2. Bylaws. The parties hereto shall take all actions necessary so that the Bylaws in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (subject to any mutually agreeable changes to conform the terminology in the Bylaws and the Rules) until thereafter amended as provided therein or by applicable Law.
          3.3. Rules. The parties hereto shall take all actions necessary so that the draft Rules as mutually agreed pursuant to Section 1.1 shall be the Rules until thereafter amended as provided in the Bylaws or by applicable Law.
ARTICLE IV
Effect of the Merger on Membership Interests and Capital Stock
          4.1. Effect on Membership Interests. As a result of the Merger and without any action on the part of the holder of any Membership Interest:
          (a) At the Effective Time, each Membership Interest issued and outstanding immediately prior to the Effective Time shall automatically be converted into and constitute the right to receive, at the election of the Member that is the holder of such Membership Interest as provided in and subject to the provisions of Section 4.3, either:
          (i) (A) 17,025 shares of newly issued, fully paid and nonassessable shares of common stock, par value $.01 per share, of ICE (“ICE Common Stock”), plus (B) at the time and in the manner set forth in Section 4.7, the right to receive the Per Interest Excess Consideration (as hereinafter defined), if any, plus (C) the Per Interest Additional Stock Consideration (as hereinafter defined), if any (collectively, the “Stock Consideration”); or
          (ii) (A) the right to receive an amount of cash equal to $1,074,719 plus (B) at the time and in the manner set forth in Section 4.7, the right to receive the Per Interest Excess Consideration (as hereinafter defined), if any, plus (C) the Per Interest Additional Cash Consideration (as hereinafter defined), if any (collectively, the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).
          (b) From and after the Effective Time, no Membership Interests shall remain outstanding, in treasury or authorized but unissued, and all Membership Interests shall be cancelled and retired and shall cease to exist. Each entry in the Member records of NYBOT formerly representing an issued and outstanding Membership Interest (a “Book Entry Interest”) shall thereafter represent only (i) the right to receive the Merger

Consideration, (ii) the right, if any, to receive pursuant to Section 4.4(e) cash in lieu of fractional shares and (iii) the right to receive any distribution or dividend pursuant to Section 4.4(c), if any.
          (c) Each right to execute trades in Commodity Contracts (as defined in NYBOT’s rules as of the date of this Agreement) on the Exchange (as defined in NYBOT’s rules as of the date of this Agreement), whether granted as a Trading Permit (as defined in NYBOT’s rules as of the date of this Agreement), belonging to a Membership Interest, a Lessee Member (as hereinafter defined), or as otherwise shall have been in existence (a “Trading Right”) shall be and become, automatically at the Effective Time, solely the right and privilege to trade futures, futures option contracts and similar instruments on the Exchange (as defined in the Rules) to the extent expressly provided for in, and subject to, the Bylaws and the Rules.
          4.2. Effect on Surviving Corporation Common Stock. At the Effective Time, each share of Surviving Corporation common stock issued and outstanding immediately prior to the Effective Time (the “Surviving Corporation Common Stock”) shall remain outstanding and each certificate therefor shall continue to evidence one share of Surviving Corporation Common Stock.
          4.3. Election Procedures.
          (a) An election form and other appropriate and customary transmittal materials in such form as ICE and NYBOT shall mutually agree (the “Election Form”) shall be mailed on the same date as the Proxy Statement/Prospectus is mailed to the Members or on such other date as ICE and NYBOT shall mutually agree (the “Mailing Date”) to each Member as of the close of business on the fifth business day prior to the Mailing Date (the “Election Form Record Date”). Prior to the Mailing Date, ICE shall appoint, with the reasonable consent of NYBOT, a commercial bank or trust company, or a Subsidiary thereof, to act as paying and exchange agent under this Agreement (the “Exchange Agent”).
          (b) Each Election Form shall (A) permit the Member to specify (i) the number of Membership Interests, or the percentage of any one or more Membership Interests, held by such Member with respect to which such Member elects to receive the Stock Consideration (“Stock Election Shares”), (ii) the number of Membership Interests, or the percentage of any one or more Membership Interests, held by such Member with respect to which such Member elects to receive the Cash Consideration (“Cash Election Shares”) and/or (iii) the number of Membership Interests, or the percentage of any one or more Membership Interests, held by such Member with respect to which such Member makes no election referred to in clause (i) or (ii) of this Section 4.3(b) (“No Election Shares”) and (B) indicate that a Member making an election under clause (A) of this paragraph (b) may do so only with respect to a whole Membership Interest or a percentage of a Membership Interest representing at least 10%, or any whole multiple of 10%, of any Membership Interest) . Any Membership Interests with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m. on the fifth day before the NYBOT Members Meeting (or such other time and date as ICE and NYBOT may mutually agree) (the “Election Deadline”) shall also be deemed to be No Election Shares.
          (c) ICE shall make available one or more Election Forms as may reasonably be requested from time to time by any person who becomes a Member between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and NYBOT shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.
          (d) Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if duly executed and delivered in accordance with the instructions thereto. Any Election Form may be revoked or changed by the person submitting such Election Form only by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, unless a subsequent properly completed Election Form is submitted and actually received by the Exchange Agent by the Election Deadline, the Membership Interests represented by such Election Form shall become No Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither ICE nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.
          (e) Within ten business days after the Effective Time, ICE shall cause the Exchange Agent to effect the allocation among the Members of rights to receive ICE Common Stock and/or cash in the Merger in accordance with the Election Forms as follows:
          (i) Cash Oversubscribed. If the aggregate Cash Consideration that would otherwise be paid upon the conversion in the Merger of the Cash Election Shares (not taking into account any cash payable pursuant to Section 4.7 in connection with the Closing Cash Amount) plus any cash to be paid in lieu of fractional shares (the “Cash Outlay”) is greater than (A) $400 million minus (B) the Awarded Cash Consideration (the “Closing Aggregate Cash Consideration”), then:
(A)	all Stock Election Shares and No Election Shares shall be converted into the right to receive the Stock Consideration,

(B)	the Exchange Agent shall then determine, pro rata from among the Cash Election Shares, a sufficient percentage of Cash Election Shares to receive the Stock Consideration (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Closing Aggregate Cash Consideration, and all Stock Designated Shares shall be converted into the right to receive the Stock Consideration, and

(C)	the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Cash Consideration.
          (ii) Cash Undersubscribed. If the Cash Outlay is less than the Closing Aggregate Cash Consideration, then:
(A)	all Cash Election Shares shall be converted into the right to receive the Cash Consideration,

(B)	the Exchange Agent shall then determine first, pro rata from among the No Election Shares, and then (if necessary), pro rata from among the Stock Election Shares, a sufficient percentage of Stock Election Shares to receive the Cash Consideration (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Closing Aggregate Cash Consideration, and all Cash Designated Shares shall be converted into the right to receive the Cash Consideration, and

(C)	the Stock Election Shares that are not Cash Designated Shares and the No Election Shares that are not Cash Designated Shares shall be converted into the right to receive the Stock Consideration.
          (iii) Cash Subscriptions Sufficient. If the Cash Outlay is equal or nearly equal (as determined by the Exchange Agent) to the Closing Aggregate Cash Consideration, then subparagraphs (A) and (B) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Cash Consideration and all Stock Election Shares and No Election Shares shall be converted into the right to receive the Stock Consideration.
          (f) The pro ration process to be used by the Exchange Agent shall consist of such equitable pro ration processes as determined by ICE in accordance with this Agreement.
          (g) Notwithstanding any other provision of this Agreement to the contrary, a sufficient number of Cash Election Shares may be converted into the right to receive Stock Consideration (including in connection with the Closing Cash Amount), but only to the extent necessary to secure the tax ruling required by Sections 7.2(c) and 7.3(c).
          4.4. Exchange of Certificates.
          (a) Exchange Agent. On or prior to the Effective Time, ICE shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of holders of record of Membership Interests as of immediately prior to the Effective Time, (i) an amount of cash sufficient to pay the Closing Aggregate Cash Consideration, and (ii) an

amount of cash sufficient to be paid pursuant to Section 4.4(e) in respect of any cash in lieu of fractional shares of ICE Common Stock, in each case in exchange for outstanding Membership Interests upon delivery to the Exchange Agent of instructions regarding the transfer and cancellation of Book Entry Interests (the “Instructions”) (such cash being hereinafter referred to as the “Exchange Fund”).
          (b) Exchange Procedures. ICE shall cause appropriate transmittal materials, in such form as reasonably agreed upon by ICE and NYBOT, to be provided by the Exchange Agent to holders of record of Membership Interests as soon as practicable after the Effective Time advising such holders of the effectiveness of the Merger and the procedure for providing the Instructions to the Exchange Agent. Upon the delivery to the Exchange Agent of the Instructions, the holder of such Book Entry Interests shall be entitled to receive in exchange therefor (i) evidence in book entry form of the issuance of that number of whole shares of ICE Common Stock in respect of the aggregate Stock Consideration that such holder is entitled to receive pursuant to Section 4.1(a) and Section 4.3 (after taking into account all Membership Interests then held by such holder) and (ii) a check in the amount (after giving effect to any required Tax withholdings) equal to the sum of (x) any cash in lieu of fractional shares and (y) any cash in respect of the Cash Consideration (after taking into account all Membership Interests then held by such holder), and the Book Entry Interests which are the subject of such Instructions shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon such transfer and cancellation of any Book Entry Interests. In the event of a transfer of ownership of Membership Interests that is not registered in the transfer records of NYBOT, evidence in book entry form of the issuance of the proper number of shares of ICE Common Stock, together with a check for any cash to be paid upon the delivery to the Exchange Agent of the Instructions, may be issued and/or paid to such a transferee if written instructions authorizing the transfer of any Book Entry Interests are presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. If any shares of ICE Common Stock are to be issued in a name other than that in which any Book Entry Interest is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other Taxes required by reason of the issuance of shares of ICE Common Stock in a name other than that of the registered holder of such Book Entry Interests, or shall establish to the satisfaction of ICE or the Exchange Agent that such Tax has been paid or is not applicable.
     For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or Self-Regulatory Organization or other entity of any kind or nature.
     As used in this Agreement, (i) the term “Tax” (including the plural form “Taxes” and, with correlative meaning, the terms “Taxable” and “Taxation”) includes all U.S. federal, state, local and foreign income, profits, windfall profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with a Tax Authority relating to Taxes, and (iii) the term “Tax Authority” includes any Governmental Entity responsible for the assessment, collection or enforcement of Laws relating to Taxes (including the IRS and any similar state or local revenue agency).
          (c) Distributions with Respect to Unexchanged Shares; Voting.
          (i) All shares of ICE Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by ICE in respect of ICE Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the ICE Common Stock shall be paid to any holder of any Book Entry Interests until the Instructions have been delivered to the Exchange Agent. Subject to the effect of applicable Laws, following delivery to the Exchange Agent of such Instructions, there shall be issued and/or paid to the holder of shares of ICE Common Stock issued in exchange for Membership Interests, without interest, (A) promptly after the time of such delivery of such Instructions, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of ICE Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of ICE Common Stock with a record date after the Effective Time but with a payment date subsequent to such delivery.
          (ii) Holders of Book Entry Interests in respect of which such Instructions have not been delivered shall be entitled to vote after the Effective Time at any meeting of ICE stockholders the number of whole shares of ICE Common Stock represented by such Book Entry Interests, regardless of whether such holders have delivered such Instructions to the Exchange Agent.
          (d) Transfers. At or after the Effective Time, there shall be no transfers on the Member records of the Surviving Corporation of the Membership Interests that were outstanding immediately prior to the Effective Time.
          (e) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of ICE Common Stock will be issued and any holder of Membership Interests entitled to receive a fractional share of ICE Common Stock but for this Section 4.4(e) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in net proceeds from the sale by the Exchange Agent on behalf of all holders of the aggregate fractional shares of ICE Common Stock that such holders otherwise would be entitled to receive. Any such sale shall be made by the Exchange Agent within five business days after the date upon which the issuance of such fractional shares of ICE Common Stock would have otherwise occurred pursuant to the Instructions received by the Exchange Agent.
          (f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the former Members of NYBOT for 180 days after the Effective Time shall be delivered to ICE. Any former Members of NYBOT who have not theretofore complied with this Article IV shall thereafter look only to ICE for delivery of evidence in book entry form of the issuance of shares of ICE Common Stock to such stockholders and payment of cash and any dividends and other distributions in respect of ICE Common Stock of such stockholders payable and/or issuable pursuant to Sections 4.1(a), 4.4(e) and 4.6 upon delivery to the Exchange Agent of the Instructions, without any interest thereon. Notwithstanding the foregoing, none of ICE, NYBOT, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of Membership Interests for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.
          (g) Affiliates. Notwithstanding anything herein to the contrary, Book Entry Interests in respect of which instructions for transfer and cancellation have been delivered to the Exchange Agent for exchange for the Merger Consideration by any Member that may be deemed to be an “affiliate” (as determined pursuant to Section 6.7 of this Agreement) of NYBOT shall not be exchanged until ICE has received an Affiliates Letter from such Person as provided in Section 6.7 of this Agreement.
          4.5. Adjustments. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding shares of ICE Common Stock or securities convertible or exchangeable into or exercisable for ICE Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, redenomination, issuer tender or exchange offer, or other similar transaction, then the Merger Consideration shall be equitably adjusted and as so adjusted shall, from and after the date of such event, be the Merger Consideration.
          4.6. Bonus Pool.
          (a) Prior to the Mailing Date, NYBOT shall deliver to ICE and the Exchange Agent, in writing, a schedule (the “Allocation Schedule”) setting forth an allocation of up to an aggregate amount in cash and up to an aggregate number of shares of ICE Common Stock, in each case as set forth on Annex 4.6, to certain directors and employees of NYBOT and its Subsidiaries (in the aggregate, the “Bonus Pool”). With respect to the Bonus Pool, the Allocation Schedule shall identify the full name and such other identifying information as ICE may reasonably request with respect to each of the directors and employees of NYBOT and its Subsidiaries that NYBOT desires to receive a portion of the Bonus Pool, together with details of the amount of cash (in the aggregate, the “Awarded Cash Consideration” and number of shares of ICE Common Stock (in the aggregate, the “Awarded Share Number”) in the Bonus Pool to be provided to each such director and employee. If any of the Bonus Pool has not been allocated to such directors and employees of NYBOT, the amount of (i) any unallocated cash plus (ii) any unallocated shares of ICE Common Stock shall be allocated to the Members (the “Members’ Allocation”).
          (b) ICE shall cause the Exchange Agent to include in the transmittal materials to be provided to Members pursuant to Section 4.4(b) a notice of the amount of the aggregate Members’ Allocation divided by the number of Membership Interests then issued and outstanding (the “Per Interest Additional Consideration”). The Per Interest Additional Consideration shall be payable to the Members in the relative proportions of cash and shares of ICE Common Stock in which such Member is entitled to receive the other Merger Consideration pursuant to Section 4.3, taking into account the Exchange Agent’s pro ration process pursuant to Section 4.3. The “Per Interest Additional Cash Consideration” means the cash portion of such Per Interest Additional Consideration. The “Per Interest Additional Stock Consideration” means the ICE Common Stock portion of such Per Interest Additional Consideration.
          (c) Promptly after the Effective Time, ICE shall cause the Surviving Corporation to distribute the Awarded Cash Consideration and the Awarded Share Number to the directors and employees of NYBOT who are employed in such positions as of the Effective Time and who (other than those listed on Section 4.6(c) of the NYBOT Disclosure Letter) have executed a non-competition agreement in a form reasonably acceptable to ICE, substantially similar to ICE’s standard non-competition agreements and having the limits set forth on Section 4.6(c) of the NYBOT Disclosure Letter in accordance with the Allocation Schedule; provided, however, that in no event shall ICE be required to distribute the Awarded Cash Consideration or the Awarded Share Number to the extent such distribution would not be fully deductible by ICE, NYBOT or the Surviving Corporation under Section 162(m) or Section 280G of the Code and any such Awarded Cash Consideration or Awarded Share Number not so distributed shall be treated as Members’ Allocation and promptly paid to Members using the procedures set forth in Section 4.6(b) hereof.
          4.7. Closing Cash Amount.
          (a) Within 30 days after the Closing Date, ICE shall prepare a calculation (the “Calculation”) of the Closing Cash Amount. “Closing Cash Amount” means the aggregate working capital of NYBOT and its Subsidiaries, on a consolidated basis, as of the Closing Date, as determined applying the same principles, practices, methodologies and policies used in the preparation of the sample calculation set forth on Section 4.7(a) of the NYBOT Disclosure Letter.
          (b) The Closing Cash Amount divided by the number of Membership Interests issued and outstanding as of the Effective Time shall be the “Per Interest Excess Consideration”.
          (c) Promptly after ICE prepares the Calculation (and in any event within 30 days after the Closing Date), ICE shall pay, or cause to be paid, to the former

Members of NYBOT, with respect to each Membership Interest formerly held by each such Member, the Per Interest Excess Consideration in cash. Any amount payable pursuant to this Section 4.7(c) shall give effect to any required Tax withholdings. To the extent ICE elects to engage the Exchange Agent, or any other representative, in connection with the payments and issuances pursuant to this Section 4.7(c), Section 4.4 will apply mutatis mutandi to the extent reasonably applicable.
          (d) Notwithstanding any other provision of this Agreement to the contrary, the Closing Cash Amount shall be payable in shares of ICE Common Stock (based on a price per share of ICE Common Stock determined based on the average closing price for the ten trading days ending on the business day immediately prior to the actual Closing Cash Amount payment date), but only to the extent necessary to cause the Merger to be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.
          (e) In the event that the Surviving Corporation, or its successors, assigns or Affiliates, receives any payment pursuant to Article 35 of the lease set forth on Section 4.7(e) of the NYBOT Disclosure Letter (the “Lease Payment”), ICE shall pay, or cause to be paid, to each holder of a NYBOT Membership (as defined in the Bylaws) existing as of the date of any such Lease Payment, an amount equal to 60% of such Lease Payment divided by the total number of such NYBOT Memberships. Any amount payable pursuant to this Section 4.7(e) shall give effect to any required Tax withholdings. To the extent ICE elects to engage any representative in connection with payments pursuant to this Section 4.7(e), Section 4.4 will apply mutatis mutandi to the extent reasonably applicable.
ARTICLE V
Representations and Warranties
          5.1. Representations and Warranties of NYBOT. Except as set forth in the corresponding sections or subsections of the disclosure letter dated as of the date hereof, delivered to ICE by NYBOT on or prior to entering into this Agreement (the “NYBOT Disclosure Letter”), or in such other section or subsection of the NYBOT Disclosure Letter where the applicability of such exception is reasonably apparent, NYBOT hereby represents and warrants to ICE as set forth in this Section 5.1. The mere inclusion of any item in the NYBOT Disclosure Letter as an exception to a representation or warranty of NYBOT in this Agreement shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, a NYBOT Material Adverse Effect or trigger any other materiality qualification.
          (a) Organization, Good Standing and Qualification. NYBOT is a Type A not-for-profit corporation duly organized, validly existing and in good standing under the N-PCL. Each of NYBOT’s Subsidiaries is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization. Each of NYBOT and its Subsidiaries has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing and in good standing or to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a NYBOT Material Adverse Effect. NYBOT has made available to ICE a complete and correct copy of the NYBOT Organizational Documents and NYBOT Subsidiary Organizational Documents, in effect as of the date hereof. The NYBOT Organizational Documents and the NYBOT Subsidiary Organizational Documents so delivered are in full force and effect.
     “NYBOT Organizational Documents” means the articles of incorporation, bylaws and rules of NYBOT.
     “NYBOT Subsidiary Organizational Documents” means the certificates of incorporation, bylaws, rules and similar organizational documents of all Subsidiaries of NYBOT.
     “NYBOT Material Adverse Effect” means a material adverse effect on (a) the business, results of operations or financial condition of (x) NYBOT and its Subsidiaries, taken as a whole, or (y) NYBOT Clearing Corporation, or (b) the ability of NYBOT to consummate the Merger in accordance with the terms of this Agreement prior to the Termination Date; provided, however, that the following shall not be considered in determining whether a NYBOT Material Adverse Effect has occurred: (A) any change or development in economic, business or commodities exchange conditions generally to the extent that such change or development does not affect NYBOT and its Subsidiaries, taken as a whole, or NYBOT Clearing Corporation, separately, in a materially disproportionate manner relative to other commodities exchanges; (B) any change or development to the extent resulting from the execution or announcement of this Agreement or the transactions contemplated hereby; (C) any change or development to the extent proximately resulting from any action or omission by NYBOT or any of its Subsidiaries that is required by this Agreement; (D) the announcement, commencement or continuation of any war or armed hostilities or the occurrence of any act or acts of terrorism; or (E) any effect arising from or relating to any change in United States generally accepted accounting principles (“GAAP”) or any change in applicable laws, rules or regulations or the interpretation thereof.
     “Subsidiary” means, with respect to any party, a Person of which at least a majority of the securities or ownership interests thereof having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries.
          (b) Memberships and Trading Rights.

          (i) As of September 12, 2006, there are 967 issued and outstanding Membership Interests, all of which are held by Members. As of September 12, 2006, 292 of the Membership Interests have been leased by a “Lessor” (as such term is defined in NYBOT’s rules) (such lessor, a “Lessor Member”) to a “Lessee” (as such term is defined in NYBOT’s rules) (such lessee, a “Lessee Member”) pursuant to a lease agreement (each, a “Membership Lease”). As of September 12, 2006, there are issued and outstanding 123 option trading permits, 483 FINEX trading permits and 125 FINEX European trading permits (the holders thereof, the “Trading Permit Holders”). Section 5.1(b)(i) of the NYBOT Disclosure Letter sets forth true and complete lists, as of September 12, 2006, of each of the following: all Members, Lessor Members, Lessee Members, Member Firms as defined in NYBOT’s rules in effect as of the date of this Agreement, Clearing Members (as hereinafter defined) and Trading Permit Holders (collectively, the “Members/Holders”). Except as set forth in the NYBOT Organizational Documents or the NYBOT Subsidiary Organizational Documents, NYBOT and its Subsidiaries are not parties to any agreements with, and have not granted any rights to, waived any rights for the benefit of or taken any similar action with respect to, any Members/Holders. The only rights or entitlements of any Member/Holder with respect to NYBOT and its Subsidiaries are those rights and entitlements provided for in the NYBOT Organizational Documents or the NYBOT Subsidiary Organizational Documents, respectively.
          (ii) All of the outstanding Membership Interests in NYBOT have been duly authorized and are validly issued, fully paid and non-assessable. Section 5.1(b)(ii) of the NYBOT Disclosure Letter contains a correct and complete list of all Subsidiaries of NYBOT, and each jurisdiction where NYBOT and each of its Subsidiaries is organized and qualified to do business. Each of the outstanding shares of capital stock or other securities of each of the NYBOT’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by NYBOT or by a direct or indirect wholly owned Subsidiary of NYBOT, free and clear of any lien, pledge, security interest, claim or other encumbrance.
          (iii) Except as set forth above, there are no preemptive or other outstanding rights, options, phantom equity, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate NYBOT or any of its Subsidiaries to issue or sell any Membership Interests or Trading Rights, shares of capital stock or other securities of NYBOT or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Membership Interests or other securities of NYBOT or any of its Subsidiaries, or Trading Rights, and no securities or obligations evidencing such rights are authorized, issued or outstanding. NYBOT does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Members or holders of any other equity interests in NYBOT on any matter. Except as set forth above, (i) there are no Trading Rights, similar permits or trading rights that will permit any Person to trade on NYBOT, the Surviving Corporation or any Affiliate of the Surviving Corporation outstanding and (ii) no Person, other than each Member, is entitled to any Merger Consideration. Except as set forth in the NYBOT Subsidiary Organizational Documents of NYBOT Clearing Corporation, no Person has any right to clear through NYBOT Clearing Corporation.
     “Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with that Person. As used in this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).
          (c) Corporate Authority.
          (i) NYBOT has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Merger and the other transactions contemplated hereby (including all actions by the Board of Directors of NYBOT set forth in clause (ii)(A) and (B) below), subject only to the adoption and approval of this Agreement by two-thirds of the votes cast by the Members entitled to vote thereon at a meeting at which a quorum is present (the “NYBOT Requisite Vote”). This Agreement is a valid and binding agreement of NYBOT, enforceable against NYBOT in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception (as hereinafter defined).
          (ii) The Board of Directors of NYBOT: (A) has approved, adopted and declared advisable this Agreement and the other transactions contemplated hereby and (B) has received the opinion of its financial advisor, Houlihan Lokey Howard & Zukin, to the effect that the Merger Consideration is fair from a financial point of view, as of the date of such opinion, to the Members, a copy of which opinion has been delivered to NYBOT.
          (d) No Conflicts.
          (i) (A) Neither the execution and delivery by NYBOT of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Merger and the other transactions herein contemplated by this Agreement will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract in effect as of the date hereof, or result in any change in the rights or obligations of any party under any Contract in effect as of the date hereof, to which NYBOT or any of its Subsidiaries is a party or by which NYBOT or any of its Subsidiaries or any of their respective assets is bound, (B) nor, subject to any required approval of the Merger by the

CFTC, will such execution and delivery, compliance, performance or consummation (x) result in any breach or violation of, or a default under, the provisions of (i) the NYBOT Organizational Documents or the NYBOT Subsidiary Organizational Documents, or (ii) any U.S. federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, writ, franchise, variance, exemption, approval, license or permit (each, a “Law” and collectively “Laws”) or Permit applicable to it, or (y) to the knowledge of NYBOT, subject NYBOT or any Subsidiaries of NYBOT, ICE or any Subsidiaries of ICE, or any of their respective Affiliates, to any claim of, or any liability or obligation with respect to, any Member, any Lessee Member, any Trading Permit Holder or any Person having the right to clear through NYBOT Clearing Corporation, other than as set forth in this Agreement, or to any penalty or sanction, in the case of clauses (A) and (B) above, except for such conflicts, breaches, violations, defaults, payments, accelerations, creations or changes that (other than with respect to clause (B)(x)(i) above), individually or in the aggregate, have not had and are not reasonably expected to have, a NYBOT Material Adverse Effect.
          (ii) (A) Neither the implementation by the Surviving Corporation or any of its Affiliates of electronic trading after the Closing in accordance with the Bylaws nor the clearing by NYBOT Clearing Corporation of products of ICE and its Affiliates that are not currently cleared through NYBOT Clearing Corporation will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract in effect as of the date hereof, or result in any change in the rights or obligations of any party under any Contract in effect as of the date hereof, to which NYBOT or any of its Subsidiaries is a party or by which NYBOT or any of its Subsidiaries or any of their respective assets is bound, and (B) nor, to the knowledge of NYBOT, will such implementation or clearing subject NYBOT or any Subsidiaries of NYBOT, ICE or any Subsidiaries of ICE, or any of their respective Affiliates, to any claim of, or any liability or obligation with respect to, any Member, any Lessee Member, any Trading Permit Holder or any Person having the right to clear through NYBOT Clearing Corporation, or to any penalty or sanction.
     “Contract” means, with respect to any Person, any agreement, indenture, loan agreement, undertaking, note or other debt instrument, contract, lease, mortgage, deed of trust, permit, license, understanding, arrangement, commitment or other obligation to which such Person or any of its subsidiaries is a party or by which any of them may be bound or to which any of their properties may be subject.
          (e) Governmental Approvals and Consents. Other than (i) the filings and/or notices under the HSR Act (as hereinafter defined), (ii) the filings, notices, approvals and/or consents to be obtained from the CFTC and under the Commodity Exchange Act, as amended, and (iii) other foreign approvals, state securities, takeover and “blue sky” laws, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by NYBOT or any of its Subsidiaries with, or obtained by NYBOT or any of its Subsidiaries from, any Governmental Entity (as hereinafter defined) or Self-Regulatory Organization in connection with the execution and delivery by NYBOT of this Agreement, the performance by NYBOT of its obligations hereunder, and the consummation of the transactions contemplated hereby.
     For purposes of this Agreement, “Self-Regulatory Organization” shall mean any U.S. or foreign commission, board, agency or body that is not a Governmental Entity but is charged with the supervision or regulation of brokers, dealers, securities underwriting or trading, stock exchanges, commodities exchanges, ECNs, insurance companies or agents, investment companies or investment advisers.
          (f) NYBOT Reports; Financial Statements. NYBOT has made available to ICE its annual reports and proxy statements delivered to its Members since December 31, 2004 (collectively, the “NYBOT Reports”). Neither NYBOT nor any of its Subsidiaries files with any Governmental Entity or Self-Regulatory Organization any NYBOT Report. As of their respective dates (or if amended, as of the date of such amendment), the NYBOT Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. NYBOT has delivered to ICE true and complete copies of the audited consolidated financial statements of NYBOT for the fiscal year ended December 31, 2005 (the “NYBOT Audited Financial Statements”) and the unaudited consolidated financial statements of NYBOT for the six months ended June 30, 2006 (the “NYBOT Interim Financial Statements” and, together with the NYBOT Audited Financial Statements, the “NYBOT Financial Statements”). NYBOT has delivered to ICE a true and complete copy of the unaudited management report of NYBOT for the month ended July 31, 2006 (the “Management Report”). Each of the consolidated balance sheets included in the NYBOT Financial Statements and the Management Report (including the related notes and schedules) fairly presents the consolidated financial position of NYBOT and its Subsidiaries as of its date and each of the consolidated statements of revenues, expenses, changes in members’ equity and cash flows included in the NYBOT Financial Statements and the Management Report (including any related notes and schedules) fairly presents the results of operations, members’ equity and cash flows, as the case may be, of NYBOT and its Subsidiaries for the periods set forth therein, in each case in conformity with GAAP consistently applied during the periods involved, except as may be noted therein. Except for liabilities and obligations incurred in the ordinary course of business since December 31, 2005, neither NYBOT nor any of its Subsidiaries has any liabilities or obligations of any nature required by GAAP to be set forth on a consolidated balance sheet of NYBOT or any of its Subsidiaries or in the notes thereto which, individually or in the aggregate, could reasonably be expected to have a NYBOT Material Adverse Effect. The NYBOT Financial Statements and the Management Report have been compiled from, and were prepared in accordance with, the books and records of NYBOT and its Affiliates. The books and records of NYBOT and its Affiliates are true, complete and correct in all material respects and have been maintained in accordance with sound business practices. NYBOT has designed and maintained a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reports and the preparation of annual financial statements for external purposes in accordance with GAAP.
          (g) Absence of Certain Changes. Since December 31, 2005, NYBOT and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been (i) any change or development that, individually or in the aggregate, has had or is reasonably expected to have, a NYBOT Material Adverse Effect; (ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by NYBOT or any of its Subsidiaries, whether or not covered by insurance; or (iii) any change by NYBOT in financial accounting principles, practices or methods that is not required by GAAP. Since December 31, 2005, except as provided for herein, there has not been any increase in the compensation payable or that could become payable by NYBOT or any of its Subsidiaries to officers or key employees or any amendment of or other modification to any of the NYBOT Benefit Plans other than increases or amendments in the ordinary and usual course consistent with past practice.
          (h) Compliance. The businesses of NYBOT and each of its Subsidiaries have been conducted in compliance in all material respects with all Laws and the applicable rules of any Self-Regulatory Organization. Neither NYBOT nor any of its Subsidiaries is in conflict with, or in default or violation of, any Contract to which NYBOT or any of its Subsidiaries is a party or by which NYBOT or any of its Subsidiaries or its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a NYBOT Material Adverse Effect. No investigation, review, audit or similar procedure by any Governmental Entity or any Self-Regulatory Organization with respect to NYBOT or any of its Subsidiaries is pending or, to the knowledge of NYBOT, threatened, nor has any Governmental Entity or any Self-Regulatory Organization indicated an intention to conduct the same, except, in each case, for those the outcome of which, individually or in the aggregate, have not had and are not reasonably expected to have a NYBOT Material Adverse Effect. Except as, individually or in the aggregate, is not reasonably expected to have a NYBOT Material Adverse Effect, (x) no material change is required in NYBOT’s or any of its Subsidiaries’ processes, properties or procedures to comply with any Laws in effect on the date hereof or enacted as of the date hereof and scheduled to be effective after the date hereof, and (y) NYBOT has not received any written notice or written communication of any noncompliance with any Laws and no Governmental Entity has otherwise identified any instance in which NYBOT or any of its Subsidiaries is or may be in violation of applicable Laws. Each of NYBOT and its Subsidiaries has all permits, licenses, franchises, variances, exemptions, orders and other authorizations, consents and approvals (together, “Permits”) of all Governmental Entities and Self-Regulatory Organizations necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a NYBOT Material Adverse Effect.

          (i) Litigation and Liabilities. There are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of NYBOT, threatened against NYBOT, any of its Subsidiaries or any of their respective directors or officers, or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to, or any other facts or circumstances of which, to the knowledge of NYBOT, could result in any claims against, or obligations or liabilities of, NYBOT or any of its Affiliates, except, in both cases, for those that, individually or in the aggregate, have not had and are not reasonably expected to have a NYBOT Material Adverse Effect.
          (j) Employee Benefits.
          (i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of NYBOT and its Subsidiaries (the “NYBOT Employees”) and current or former directors of NYBOT, in each case sponsored, maintained or contributed to by NYBOT or its Subsidiaries or with respect to which NYBOT or its Subsidiaries may have any liability, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, severance, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “NYBOT Benefit Plans”) are listed in Section 5.1(j) of the NYBOT Disclosure Letter, and each NYBOT Benefit Plan which has received a favorable opinion letter or favorable determination letter from the Internal Revenue Service National Office, including any master or prototype plan, has been separately identified. True and complete copies of all NYBOT Benefit Plans, including, but not limited to, any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any NYBOT Benefit Plans, and all amendments thereto, have been provided or made available to ICE.
          (ii) All NYBOT Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, an “NYBOT Multiemployer Plan”) are in substantial compliance with ERISA and the Code and other applicable Laws. Each NYBOT Benefit Plan which is subject to ERISA (an “NYBOT ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (an “NYBOT Pension Plan”) intended to be qualified under Section 401(a) of the Code, either (A) has received a favorable determination letter from the IRS covering all Tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and NYBOT is not aware of any circumstances likely to result in the loss of the qualification of any such NYBOT Pension Plan under Section 401(a) of the Code, or (B) is entitled to rely upon an opinion letter issued to the sponsor of a prototype plan. Neither NYBOT nor any of its Subsidiaries has engaged in a transaction with respect to any NYBOT ERISA Plan that, assuming the Taxable period of such transaction expired as of the date hereof, could subject NYBOT or any Subsidiary to a material Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. Neither NYBOT nor any of its Subsidiaries has incurred or reasonably expects to incur a Tax or penalty imposed by Section 4980 of the Code or Section 502 of ERISA or any material liability under Section 4071 of ERISA.
          (iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by NYBOT or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with NYBOT under Section 4001 of ERISA or Section 414 of the Code (a “NYBOT ERISA Affiliate”). NYBOT and its Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a NYBOT Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of a NYBOT ERISA Affiliate). No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, other than pursuant to Pension Benefit Guaranty Corporation (“PBGC”) Reg. Section 4043.33 or 4043.66, has been required to be filed for any NYBOT Pension Plan or by any NYBOT ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transaction contemplated by this Agreement. No notices have been required to be sent to participants and beneficiaries or the PBGC under Section 302 or 4011 of ERISA or Section 412 of the Code, including Section 412(m).
          (iv) All contributions required to be made under each NYBOT Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each NYBOT Benefit Plan have been properly accrued and reflected in the NYBOT Financial Statements except for contributions that individually or in the aggregate would not be material. Neither any NYBOT Pension Plan nor any single-employer plan of a NYBOT ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no NYBOT ERISA Affiliate has an outstanding funding waiver. Neither any NYBOT Pension Plan nor any single-employer plan of a NYBOT ERISA Affiliate has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year. It is not reasonably anticipated that required minimum contributions to any NYBOT Pension Plan under Section 412 of the Code will be increased by application of Section 412(l) of the Code. Neither NYBOT nor any of its Subsidiaries has provided, or is required to provide, security to any NYBOT Pension Plan or to any single-employer plan of a NYBOT ERISA Affiliate pursuant to Section 401(a)(29) of the Code.
          (v) Under each NYBOT Pension Plan which is a single-employer plan, as of the date hereof, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such NYBOT Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such NYBOT Pension Plan, and there has been no change in the financial condition, whether or not as a result of a change in the funding method, of such NYBOT Pension Plan since the last day of the most recent plan year that would reasonably be expected to have a NYBOT Material Adverse Effect.

          (vi) As of the date hereof, there is no material pending or, to the knowledge of NYBOT threatened, litigation relating to NYBOT Benefit Plans. Neither NYBOT nor any of its Subsidiaries has any obligations for retiree health and life benefits under any NYBOT ERISA Plan or collective bargaining agreement (other than COBRA continuation coverage pursuant to applicable Law). NYBOT or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.
          (vii) There has been no amendment to, announcement by NYBOT or any of its Subsidiaries relating to, or change in employee participation or coverage under, any NYBOT Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, Member approval of this Agreement nor the consummation of the transactions contemplated hereby will (A) entitle any NYBOT Employees to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the NYBOT Benefit Plans, (C) limit or restrict the right of NYBOT or, after the consummation of the Merger or any other transactions contemplated hereby, ICE or any of its Subsidiaries to merge, amend or terminate any of the NYBOT Benefit Plans or (D) result in payments under any of NYBOT Benefit Plans which would not be deductible under Section 280G of the Code.
          (k) Tax Matters. Neither NYBOT nor any of its Affiliates has taken or agreed to take any action, nor, to the knowledge of NYBOT, does there exist any fact or circumstance, that would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
          (l) Taxes.
          (i) Except as would not, individually or in the aggregate, reasonably be expected to have a NYBOT Material Adverse Effect: (A) all Tax Returns that are required to be filed by NYBOT or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true and complete; (B) all Taxes that are shown as due on such filed Tax Returns or that NYBOT or any of its Subsidiaries are obligated to withhold from amounts owing to any NYBOT Employee, creditor or third party have been timely paid, except with respect to matters for which adequate reserves have been established; (C) neither NYBOT nor any of its Subsidiaries have waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (D) all Taxes due and payable by NYBOT or any of its Subsidiaries have been adequately provided for in the financial statements of NYBOT and its Subsidiaries for all periods ending through the date hereof (including the NYBOT Financial Statements) and, as of the date hereof, no material deficiency with respect to any Tax has been proposed, asserted or assessed against NYBOT or any of its Subsidiaries; (E) neither NYBOT nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the three years prior to the date of this Agreement; and (F) none of NYBOT or any of its Subsidiaries has any liability for Taxes of any Person (other than NYBOT or any of its Subsidiaries) under Treasury Regulation §1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.
          (ii) No claim has been made by a Taxing Authority in a jurisdiction where NYBOT or any of its Subsidiaries does not file Tax Returns that NYBOT or any of its Subsidiaries is or may be subject to Taxation in that jurisdiction.
          (iii) No private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Taxing Authority with respect to NYBOT or any of its Subsidiaries for any taxable year for which the statute of limitations has not yet expired.
          (iv) None of NYBOT or any of its Subsidiaries will be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Closing, to include any material adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign Law) in Taxable income for any Tax period beginning on or after the Closing Date, or (B) any “closing agreement” as described in Section 7121 of the Code (or similar provision of state, local or foreign Law), to include any material item of income in or exclude any material item of deduction from any Tax period beginning on or after the Closing Date;
          (v) None of NYBOT or any Subsidiary has engaged in any transactions that is a “reportable transaction” for purposes of § 1.6011-4(b).
          (vi) Neither the execution of this Agreement nor the consummation of the Merger or any other transactions contemplated by this Agreement, either alone or in conjunction with any other event, will result in any payment under any compensation plans or otherwise which alone or together with all other payments would constitute a “parachute payment” to any “disqualified individual” as those terms are defined in Section 280G of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).
          (m) Labor Matters.
          (i) There are no collective bargaining agreements binding on NYBOT or any of its Subsidiaries.
          (ii) None of the NYBOT Employees is represented by a labor union, and, to the knowledge of NYBOT, no petition has been filed, nor has any proceeding been instituted by any NYBOT Employee or group of NYBOT Employees with any labor relations board or commission seeking recognition of a collective bargaining representative.

          (iii) To the knowledge of NYBOT, (a) there is no organizational effort currently being made or threatened by or on behalf of any labor organization or trade union to organize any NYBOT Employees, and (b) no demand for recognition of any NYBOT Employees has been made by or on behalf of any labor organization or trade union in the past five (5) years.
          (iv) There has been no pending or, to the knowledge of NYBOT, threatened employee strike, work stoppage, slowdown, picketing or material labor dispute with respect to any NYBOT Employees in the past five (5) years.
          (v) NYBOT and its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) are and for the past five years have been in compliance in all material respects with (i) all federal and state laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, immigration, wages, hours and benefits, non-discrimination in employment, workers’ compensation and the collection and payment of withholding and/or payroll taxes and similar taxes, including but not limited to the Civil Rights Act of 1964, the Age Discrimination in Employment Act of 1967, the Equal Employment Opportunity Act of 1972, the Employee Retirement Income Security Act of 1974, the Equal Pay Act, the National Labor Relations Act, the Americans with Disabilities Act of 1990, the Vietnam Era Veterans Reemployment Act, and any and all similar applicable state and local laws; and (ii) all material applicable requirements of the Occupational Safety and Health Act of 1970 within the United States and comparable regulations and orders thereunder; and (b) are not, and for the past five years have not been, engaged in any unfair labor practice.
          (vi) There is no charge pending or, to the knowledge of NYBOT, threatened before any court or agency alleging unlawful discrimination in employment practices or any unfair labor practice by NYBOT or any of its Subsidiaries.
          (vii) During the preceding two years, (i) neither NYBOT nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with NYBOT or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility, and (iii) neither NYBOT nor any of its Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law.
          (n) Insurance. All insurance policies maintained by NYBOT and its Subsidiaries provide coverage for those risks reasonably foreseeable with respect to the business of NYBOT and its Subsidiaries, and their respective properties and assets as is customary for companies conducting the business conducted by NYBOT and its Subsidiaries during such time period, are in character and amount at least equivalent to industry standards for similar businesses, of a similar size, and subject to the same or similar perils or hazards, and are sufficient for compliance with all Laws currently applicable to NYBOT and its Subsidiaries. None of NYBOT or any of its Subsidiaries has received any notice of cancellation or termination with respect to any insurance policy of NYBOT or its Subsidiaries. The insurance policies of NYBOT and its Subsidiaries are valid and enforceable policies in all respects. No claims have been made under NYBOT’s directors’ and officers’ liability insurance policies since December 31, 2002, and, as of the date of this Agreement, no such claims are pending.
          (o) Intellectual Property.
          (i) For the purposes of this Agreement, (i) “Intellectual Property” means all inventions (whether patentable or not), discoveries, patents, patent applications, registered and unregistered trademarks and service marks and all goodwill associated therewith and symbolized thereby, trademark applications and service mark applications, Internet domain names, registered and unregistered copyrights (including without limitation databases and other compilations of information), confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists, computer software programs, and all other intellectual property and proprietary rights; and (ii) “IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and elements, and all associated documentation, used in the businesses of NYBOT or any of its Subsidiaries as currently conducted.
          (ii) Except as has not had or is not reasonably expected to have a NYBOT Material Adverse Effect, (A) NYBOT or at least one of its Subsidiaries is sole and exclusive owner of, is licensed under or otherwise possesses sufficient and legally enforceable rights to practice or otherwise use all Intellectual Property which is necessary to the operation of the business of NYBOT as currently conducted (the “NYBOT Intellectual Property”), (B) all such licenses and legally enforceable rights relating to the NYBOT Intellectual Property are freely transferable by NYBOT and its Subsidiaries without restriction; and (C) the consummation of the transactions contemplated by this Agreement will not alter or impair such rights. Set forth on Section 5.1(o)(x) of the NYBOT Disclosure Letter is a true and correct list of all NYBOT Intellectual Property that is owned by NYBOT or any of its Subsidiaries. Set forth on Section 5.1(o)(y) of the NYBOT Disclosure Letter is a true and correct list of all NYBOT Intellectual Property that is not owned by, but is used by, NYBOT or any of its Subsidiaries under license, other than with respect to commercially available software products under standard end-user object code license agreements. Set forth on Section 5.1(o)(z) of the NYBOT Disclosure Letter is a true and correct list of all license agreements relating to the NYBOT Intellectual Property listed in Section 5.1(o)(y) of the NYBOT Disclosure Letter. Except as has not had or is not reasonably expected to have a NYBOT Material Adverse Effect: (A) the NYBOT Intellectual Property owned by NYBOT and/or its Subsidiaries is valid, subsisting and enforceable, (B) NYBOT’s and/or its Subsidiaries’ ownership of and right to practice or otherwise use the NYBOT Intellectual Property is free and clear of any lien, pledge, security interest or other encumbrance and (C) no other Person has the right to practice or otherwise use any of the owned NYBOT Intellectual

Property owned by NYBOT or its Subsidiaries, except pursuant to non-exclusive license grants made in writing by NYBOT. All material Contracts under which NYBOT or any of its Subsidiaries licenses or otherwise permits another Person, or is licensed or otherwise permitted by another Person, to practice or otherwise use any NYBOT Intellectual Property (the “NYBOT Intellectual Property Contracts”) are legal, valid, binding and enforceable against the other party, and are in full force and effect, subject to the Bankruptcy and Equity Exception. Except as has not had or is not reasonably expected to have a NYBOT Material Adverse Effect, (A) no claim has been made that NYBOT or any of its Subsidiaries, or to the knowledge of NYBOT, another person, has breached or is otherwise in violation of any NYBOT Intellectual Property Contract and (B) NYBOT does not have knowledge of any unasserted claims that may be made that NYBOT or any of its Subsidiaries or another Person has breached or is otherwise in violation of any NYBOT Intellectual Property Contract.
          (iii) There are no pending or, to the knowledge of NYBOT, threatened or unasserted claims by any Person alleging infringement, misappropriation or violation of any of such Person’s Intellectual Property, as a result of the use of any NYBOT Intellectual Property by NYBOT or its Subsidiaries, that are reasonably expected to have a NYBOT Material Adverse Effect. Except as has not had or is not reasonably expected to have a NYBOT Material Adverse Effect, to the knowledge of NYBOT, the conduct of the business of NYBOT and its Subsidiaries as currently conducted and the NYBOT Intellectual Property do not infringe upon, misappropriate or violate any Intellectual Property rights or any other proprietary right of any Person. To the knowledge of NYBOT, the implementation of electronic trading on the Exchange and the clearing, from and after the Effective Time, of additional products by NYBOT Clearing Corporation that are not currently cleared by NYBOT Clearing Corporation would not infringe upon, misappropriate or violate any Intellectual Property rights or any other proprietary right of any Person to the extent such Intellectual Property right or other proprietary right is currently used by NYBOT or any of its Subsidiaries. To the knowledge of NYBOT, there is no unauthorized use, infringement, misappropriation or other violation of NYBOT Intellectual Property by any Person, including any Employee of NYBOT or any of its Subsidiaries, except as would not reasonably be likely to have a NYBOT Material Adverse Effect. NYBOT and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of the trade secrets, know-how and other non-public information owned by NYBOT or its Subsidiaries, or received from third Persons which NYBOT or its Subsidiaries is obligated to treat as confidential, except for such steps the failure of which to have taken has not, individually or in the aggregate, had or reasonably be expected to have a NYBOT Material Adverse Effect.
          (iv) To the knowledge of NYBOT and except as has not had or is not reasonably expected to have a NYBOT Material Adverse Effect, the IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications, to the extent available, or as otherwise required by NYBOT and its Subsidiaries in connection with the business of NYBOT as currently conducted. Each of NYBOT and its Subsidiaries has implemented reasonable backup and disaster recovery measures consistent with industry standards.

          (p) NYBOT Clearing Corporation. No clearing member of NYBOT Clearing Corporation (each, a “Clearing Member”) is currently in default under and, to NYBOT’s knowledge, there are no circumstances that would reasonably be expected to lead a Clearing Member of NYBOT Clearing Corporation to default on or otherwise fail to make any required payment to NYBOT Clearing Corporation under, any contract or obligation to NYBOT Clearing Corporation.
          (q) Material Contracts.
          (i) As of the date of this Agreement, neither NYBOT nor any of its Subsidiaries is a party to or bound by:
(A)	any lease of real or personal property providing for annual rentals of $250,000 or more;

(B)	any Contract that is reasonably likely to require either (x) annual payments to or from NYBOT and its Subsidiaries of more than $250,000 or (y) aggregate payments to or from NYBOT and its Subsidiaries of more than $250,000;

(C)	other than with respect to any entity that is wholly-owned by NYBOT or any wholly-owned Subsidiary of NYBOT, any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to NYBOT or any of its Subsidiaries or in which NYBOT owns any interest;

(D)	any Contract (other than among direct or indirect wholly-owned Subsidiaries of NYBOT) relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) (i) in excess of $100,000 or (ii) that would not be included in the calculation of the Closing Cash Amount pursuant to Section 4.7;

(E)	any non-competition Contract or other Contract that (I) purports to limit in any material respect either the type of business in which NYBOT or its Subsidiaries (or, after the Effective Time, ICE or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business (including, without limitation, any Contract that purports to limit in any material respect NYBOT’s or its Subsidiaries’ ability to employ an electronic trading platform); (II) could require the disposition of any material assets or line of business of NYBOT or its Subsidiaries or, after the Effective Time, ICE or its Subsidiaries, (III) grants “most favored nation” status that, following the Merger, would apply to ICE and its Subsidiaries, including

NYBOT and its Subsidiaries or (IV) prohibits or limits the right of NYBOT or any of its Subsidiaries to make, sell or distribute any products or services or use, transfer, license, distribute or enforce any of their respective Intellectual Property rights;

(F)	any Contract to which NYBOT or any of its Subsidiaries is a party containing a standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of the other party or any of its Affiliates;

(G)	any Contract providing for indemnification by NYBOT or any of its Subsidiaries of any Person, except for any such Contract that is (x) not material to NYBOT or any of its Subsidiaries and (y) entered into in the ordinary course of business;

(H)	any Contract that contains a put, call or similar right pursuant to which NYBOT or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $100,000; and

(I)	any other (i) Contract or (ii) group of related Contracts with the same counterparty (or affiliates of the such counterparty) or entered into pursuant to a master agreement that, in each case, if terminated or subject to a default by any party thereto, would, individually or in the aggregate, reasonably be expected to result in a NYBOT Material Adverse Effect (the Contracts described in clauses (A) – (I), together with all exhibits and schedules to such Contracts, being the “Material Contracts”).
          (ii) A copy of each Material Contract has previously been delivered to ICE and each such Contract is a valid and binding agreement of NYBOT or one of its Subsidiaries, as the case may be, and is in full force and effect, and neither NYBOT nor any of its Subsidiaries nor, to the knowledge of NYBOT, any other party thereto is in default or breach in any respect under the terms of any such agreement, contract, plan, lease, arrangement or commitment.
          (r) Brokers and Finders. None of NYBOT, its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement, except that NYBOT has employed Brown Brothers Harriman, Houlihan Lokey Howard & Zukin and Parthenon Group as its financial advisor, the arrangements with which have been disclosed in writing to ICE prior to the date hereof.
          5.2. Representations and Warranties of ICE and Merger Sub. Except as disclosed in the ICE Reports or as set forth in the corresponding sections or subsections of the disclosure letter dated as of the date hereof, delivered to NYBOT by ICE on or prior to entering into this Agreement (the “ICE Disclosure Letter”), or in such other section or subsection of the ICE Disclosure Letter where the applicability of such exception is reasonably apparent, ICE and Merger Sub hereby represent and warrant to NYBOT as set forth in this Section 5.2. The mere inclusion of any item in the ICE Disclosure Letter as an exception to a representation or warranty of ICE in this Agreement shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, a ICE Material Adverse Effect or trigger any other materiality qualification.
          (a) Organization, Good Standing and Qualification. Each of ICE and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of ICE and Merger Sub has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing and in good standing or to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a ICE Material Adverse Effect. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated hereby.
          “ICE Material Adverse Effect” means a material adverse effect on (a) the business, results of operations or financial condition of ICE and its Subsidiaries, taken as a whole, or (b) the ability of ICE to consummate the Merger in accordance with the terms of this Agreement prior to the Termination Date; provided, however, that the following shall not be considered in determining whether a ICE Material Adverse Effect has occurred: (A) any change or development in economic, business or commodities markets conditions generally to the extent that such change or development does not affect ICE and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other commodities exchanges or trading markets; (B) any change or development to the extent resulting from the execution or announcement of this Agreement or the transactions contemplated hereby; (C) any change or development to the extent proximately resulting from any action or omission by ICE or any of its Subsidiaries that is required by this Agreement; (D) the announcement, commencement or continuation of any war or armed hostilities or the occurrence of any act or acts of terrorism; or (E) any effect arising from or relating to any change in GAAP or any change in applicable laws, rules or regulations or the interpretation thereof.
          (b) Capital Structure of ICE.
          (i) The authorized capital stock of ICE consists of (i) 194,275,000 shares of ICE Common Stock, of which 57,005,020 shares are outstanding as of September 1, 2006, (ii) 80,725,000 shares of Class A common stock, par value $.01 per share (“ICE Class A Common Shares”), of which 3,211 shares are outstanding as of September 1, 2006, and (iii) 25,000,000 shares of Preferred Stock par value $.01 per share (the “ICE Preferred Shares”), of which no shares are outstanding as of the date hereof. All of the outstanding shares of ICE Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. ICE has no shares of ICE Common Stock, ICE Class A Common Shares or ICE Preferred Shares reserved for issuance, except that, as of June 30, 2006, there were 4,211,631 shares of ICE Common Stock reserved for issuance pursuant to the 2000 Stock Option Plan, there were 2,125,000 shares of ICE Common Stock reserved for issuance pursuant to the 2005 Equity Incentive Plan, there were 250,000 shares of ICE Common Stock reserved for issuance pursuant to the 2003 Restricted Stock Deferral Plan for Outside Directors and there were 1,475,000 shares of ICE Common Stock reserved for issuance pursuant to the 2004 Restricted Stock Plan. Each of the outstanding shares of capital stock or other equity interests of each of ICE’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by ICE or by a direct or indirect wholly owned Subsidiary of ICE, free and clear of any lien, pledge, security interest, claim or other encumbrance. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate ICE or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of ICE or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of ICE Common Stock or other securities of ICE or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. ICE does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of ICE on any matter.
          (ii) All shares of ICE Common Stock to be issued in connection with the Merger, when issued as contemplated herein, will be duly authorized, validly issued, fully paid and nonassessable and will not be in violation of any preemptive rights.
          (iii) The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $.01 per share, all of which shares are issued and outstanding. ICE is the legal and beneficial owner of all of the issued and outstanding shares of Merger Sub. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to any preemptive rights.
          (c) Corporate Authority. Each of ICE and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of ICE and Merger Sub and the consummation by each of ICE and Merger Sub of the transactions contemplated hereby have been duly and validly approved by its Board of Directors and by ICE in its capacity as the sole stockholder of Merger Sub. This Agreement is a valid and binding agreement of each of ICE and Merger Sub enforceable against ICE in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).
          (d) No Conflicts. Neither the execution and delivery by each of ICE and Merger Sub of this Agreement, the compliance by each of ICE and Merger Sub with all of the provisions of and the performance by each of ICE and Merger Sub of its obligations under this Agreement, nor the consummation of the Merger and the other transactions herein contemplated will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract in effect as of the date hereof, or result in any change in the rights or obligations of any party under any Contract in effect as of the date hereof, to which ICE or any of its Subsidiaries is a party or by which ICE or any of its Subsidiaries or any of their respective assets is bound, nor, subject to any required approval of the Merger by the CFTC, will such execution and delivery, compliance, performance or consummation result in any breach or violation of, or a default under, the provisions of the articles of incorporation or bylaws of ICE, or any Law applicable to it, except in each case for such conflicts, breaches, violations, defaults, payments, accelerations, creations or changes that, individually or in the aggregate, have not had and are not reasonably expected to have, a ICE Material Adverse Effect.
          (e) Governmental Approvals and Consents. Other than (i) the filings and/or notices under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), the Exchange Act and the Securities Act, (ii) the filings, notices, approvals and/or consents to be obtained from the CFTC and under the Commodity Exchange Act, as amended, and (iii) other foreign approvals, state securities, takeover and “blue sky” laws, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by ICE or any of its Subsidiaries with, or obtained by ICE or any of its Subsidiaries from, any governmental or regulatory authority, agency, commission, body or other governmental or regulatory entity, domestic or foreign, other than ICE or any of its Subsidiaries (“Governmental Entity”), in connection with the execution and delivery by ICE of this Agreement, the performance by ICE of its obligations hereunder, and the consummation of the transactions contemplated hereby.
          (f) ICE Reports; Financial Statements. ICE has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”) since December 31, 2005 (collectively, the “ICE Reports”). Each of the ICE Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the

Sarbanes-Oxley Act of 2002 (as amended, the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the ICE Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the ICE Reports did not, and any ICE Reports filed or furnished with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in the financial statements included in the ICE Reports (including the related notes and schedules) fairly presents the consolidated financial position of ICE and its Subsidiaries as of its date and each of the consolidated statements of income, retained earnings, and cash flows and of changes in financial position included in the financial statements included in the ICE Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings, members’ equity, cash flows and changes in financial position, as the case may be, of ICE and its Subsidiaries for the periods set forth therein, in each case in conformity with GAAP consistently applied during the periods involved, except as may be noted therein. Except for liabilities and obligations incurred in the ordinary course of business since December 31, 2005, neither ICE nor any of its Subsidiaries has any liabilities or obligations of any nature required by GAAP to be set forth on a consolidated balance sheet of ICE or any of its Subsidiaries or in the notes thereto which, individually or in the aggregate, could reasonably be expected to have a ICE Material Adverse Effect.
          (g) Absence of Certain Changes. Since December 31, 2005, ICE and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been (i) any change or development that, individually or in the aggregate, has had or is reasonably expected to have, a ICE Material Adverse Effect; or (ii) any change by ICE in financial accounting principles, practices or methods that is not required by GAAP.
          (h) Compliance. The businesses of ICE and each of its Subsidiaries have been conducted in compliance in all material respects with all Laws and the applicable rules of any Self-Regulatory Organization. Neither ICE nor any of its Subsidiaries is in conflict with, or in default or violation of, any Contract to which ICE or any of its Subsidiaries is a party or by which ICE or any of its Subsidiaries or its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to prevent or materially impair or delay the consummation of the Merger. ICE is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.
          (i) Litigation and Liabilities. There are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of ICE, threatened against ICE, any of its Subsidiaries or any of their respective directors or officers or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to, or any other facts or circumstances of which, to the knowledge of ICE, could result in any claims against, or obligations or liabilities of, ICE or any of its Affiliates, except, in both cases, for those that, individually or in the aggregate, have not had and are not reasonably expected to have a ICE Material Adverse Effect or would not reasonably be expected to prevent or materially impair or delay the consummation of the Merger.
          (j) Tax Matters. Neither ICE nor any of its Affiliates has taken or agreed to take any action, nor, to the knowledge of ICE, does there exist any fact or circumstance, that would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
          (k) Brokers and Finders. None of ICE, its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement, except that ICE has employed Evercore Partners as its financial advisor.
ARTICLE VI
Covenants
          6.1. Interim Operations. ICE and NYBOT each covenants and agrees as to itself and its Subsidiaries that, after the date hereof and until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms (unless ICE (in the case of NYBOT) or NYBOT (in the case of ICE) shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement or, in the case of NYBOT, except as otherwise set forth in Section 6.1 of the NYBOT Disclosure Letter or, in the case of ICE, except as otherwise set forth in Section 6.1 of the ICE Disclosure Letter):
          (a) the business of it and its Subsidiaries shall be conducted in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve its business organization intact and maintain its existing relations and goodwill with all Governmental Entities, Self-Regulatory Organizations, providers of order flow, customers, suppliers, distributors, creditors, lessors, Employees, business associates, Members and stockholders, as appropriate;
          (b) it shall not declare, set aside or pay any type of dividend, whether payable in cash, stock or property, in respect of any Membership Interests or capital stock, as appropriate, other than, in the case of ICE, dividends payable by direct or indirect wholly owned Subsidiaries of ICE to ICE or other direct or indirect wholly owned Subsidiaries of ICE and, in the case of NYBOT, dividends payable by direct or indirect wholly owned Subsidiaries of NYBOT to NYBOT or other direct or indirect wholly owned Subsidiaries of NYBOT;
          (c) in the case of NYBOT, neither it nor its Subsidiaries shall:

          (i) issue any new Membership Interests, other membership interests, capital stock or any securities convertible into or exchangeable or exercisable for any membership interests or shares of capital stock, Trading Rights, other trading permits or trading rights, or any lease rights;
          (ii) sell, pledge, dispose of or encumber, split, combine or reclassify, or repurchase, redeem or acquire any outstanding Membership Interests, other membership interests, capital stock or any securities convertible into or exchangeable or exercisable for any membership interests or shares of capital stock, Permits, Trading Rights, other trading permits or trading rights, or any lease rights;
          (iii) make any structural changes to NYBOT Clearing Corporation, agree to (other than in the ordinary course of business) list or clear any additional products or markets, change its risk policies or reduce its guaranty fund, liquidity or credit resources;
          (iv) except as required by applicable Law or as set forth on Section 6.1(c)(iv) of the NYBOT Disclosure Letter, (A) terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any NYBOT Benefit Plan, as the case may be, or any other arrangement that would be a NYBOT Benefit Plan if in effect on the date hereof, or (B) increase the salary, wage, bonus, pension, welfare, severance or other compensation of any employees or fringe benefits of any director, officer or employee or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, except increases occurring in the ordinary and usual course of business consistent with past practice, or (C) provide for the grant of any stock option, restricted stock, restricted stock unit or other equity-related award, or (D) pay any change of control or severance benefits to any NYBOT director or Employee in connection with the Merger, or grant or provide for any severance, change in control or termination payments or benefits to any director, officer or employee of NYBOT or any of its Subsidiaries, or (E) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any NYBOT Benefit Plan, to the extent not already provided in the any such NYBOT Benefit Plan, or (F) change any actuarial or other assumptions used to calculate funding obligations with respect to the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (G) establish, adopt, enter into or amend any collective bargaining agreement or (H) terminate any officer, other than for cause, in which case NYBOT shall promptly notify ICE of such termination;
          (v) except in the ordinary and usual course of business consistent with past practice, settle or compromise any material claims or litigation or modify, amend or terminate any of its material Contracts or waive, release or assign any material rights or claims;
          (vi) other than in the ordinary and usual course of business, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other material property or assets (including membership interests or capital stock of any of its Subsidiaries);
          (vii) incur additional material indebtedness or other liability or modify any material indebtedness or other liability or modify any material indebtedness or other liability other than in the ordinary course of business;
          (viii) make or authorize or commit to any capital expenditures (other than under its current business plan as disclosed to ICE prior to the date of this Agreement), acquisitions or other types of non-ordinary-course transactions;
          (ix) except for a platform license and service agreement with ICE, which shall provide that ICE shall license ICE’s electronic trading platform to NYBOT for a minimum period of 18 months from and after the date of this Agreement and that the costs of operation shall not exceed $3 million per year, and which shall contain such other commercially reasonable terms as mutually agreed by ICE and NYBOT as soon as reasonably practicable after the date of this Agreement (and in any event within 45 days after the date of this Agreement) (the “Platform License Agreement”), enter into any agreement to trade any products on an electronic trading platform or that would restrict NYBOT’s or its Subsidiaries’ ability to trade any product on an electronic trading platform; provided, however, if ICE and NYBOT are not able to reach agreement on the terms of the Platform License Agreement in accordance with the foregoing, NYBOT may, at its own expense, license an electronic trading platform from an alternate system vendor, provided that (A) such license agreement is terminable by NYBOT as of the Closing and (B) all costs associated with such license agreement from and after the Closing shall be deducted from the calculation of the Closing Cash Amount;
          (x) change any material Tax election, change any material method of Tax accounting, file any materially amended Tax Return, or settle or compromise any material audit or proceeding relating to Taxes or permit any insurance policy naming it as a beneficiary or loss-payable payee to be cancelled or terminated except in the ordinary and usual course of business;
          (xi) permit any change in its credit practices or accounting principles, policies or practice (including any of its practices with respect to accounts receivable or accounts payable), except to the extent that any such changes in accounting principles, policies or practices shall be required by changes in GAAP;
          (xii) enter into any “non-compete” or similar Contract that would restrict the business of the Surviving Corporation or any of its Affiliates following the Effective Time;
          (xiii) except as permitted pursuant to Section 6.1(c)(iv) of the NYBOT Disclosure Letter, enter into any Contract between itself, on the one hand, or any of its Affiliates, employees, officers or directors, on the other hand;
          (xiv) (A) amend or modify any of the NYBOT Organizational Documents or the NYBOT Subsidiary Organizational Documents, except for rule amendments or modifications that are consistent with past practice, that are not material and that would not become Core Rights (as defined in the Bylaws) or (B) file with the CFTC any notice of such amendment or modification unless it shall simultaneously provide a written copy of such application to ICE; and
          (xv) neither NYBOT nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing set forth in Sections 6.1(c)(i) – (xiv) if NYBOT would be prohibited by the terms of Sections 6.1(c)(i) – (xiv) from doing the foregoing. Notwithstanding anything to the contrary in this Agreement, ICE shall have the right to agree to and to consummate any acquisitions of another Person, including by agreeing to issue equity interests in ICE to such Person.
          (d) In the case of NYBOT, it shall, and shall cause its Subsidiaries to, preserve their respective existing regulatory status in all jurisdictions, and shall not make any material change to their respective regulatory status in any jurisdiction.
          (e) Prior to making any written or oral communications to the directors, officers or employees of NYBOT or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, NYBOT shall provide ICE with a copy of the intended communication, ICE shall have a reasonable period of time to review and comment on the communication, and ICE and NYBOT shall cooperate in providing any such mutually agreeable communication
          6.2. Acquisition Proposals.
          (a) Without limitation on any of NYBOT’s other obligations under this Agreement, NYBOT agrees that, from and after the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its reasonable best efforts to cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate, or induce any inquiries or the making, submission or announcement of, any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal, (ii) have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

          An “Acquisition Proposal” means any offer or proposal for, or any indication of interest in, (i) any direct or indirect acquisition or purchase of NYBOT, NYBOT Clearing Corporation or any NYBOT Subsidiary that constitutes 10% or more of the consolidated gross revenue or consolidated gross assets of NYBOT and its Subsidiaries, taken as a whole (NYBOT Clearing Corporation and each such Subsidiary, a “Major Subsidiary”); (ii) any direct or indirect acquisition or purchase of (A) 10% or more of any class of equity securities or voting power or 10% or more of the consolidated gross assets of NYBOT, or (B) 50% or more of any class of equity securities or voting power of any of its Major Subsidiaries; (iii) any tender offer that, if consummated, would result in any Person beneficially owning 10% or more of any class of equity securities or voting power of NYBOT; (iv) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving NYBOT or any Major Subsidiary of NYBOT, in each case other than the transactions contemplated by this Agreement.
          (b) Within two business days after receipt of an Acquisition Proposal or any request for nonpublic information or inquiry that NYBOT reasonably believes could lead to an Acquisition Proposal for NYBOT, NYBOT shall provide the other party hereto with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person making any such Acquisition Proposal, request or inquiry. Thereafter, NYBOT shall provide ICE, as promptly as practicable, with oral and written notice setting forth all such information as is reasonably necessary to keep ICE informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry.
     (c) Notwithstanding anything in this Agreement to the contrary, NYBOT or its Board of Directors shall be permitted to (A) to the extent applicable, comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, (B) effect a Change in NYBOT Recommendation prior to the receipt of the NYBOT Requisite Vote to the extent permitted to do so by Section 6.4(b), or (C) prior to the receipt of the NYBOT Requisite Vote, engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that, (i) in the case of clause (B) above, it has received an unsolicited bona fide written Acquisition Proposal from a third party and its Board of Directors concludes in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (ii) in the case of clause (C) above, its Board of Directors concludes in good faith (after consultation with its outside legal counsel and financial advisors) that there is a reasonable likelihood that such Acquisition Proposal would result in a Superior Proposal, (iii) in the case of clause (B) or (C) above, its Board of Directors, after consultation with its outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (iv) in the case of clause (C) above, prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, its Board of Directors receives from such Person an executed confidentiality agreement with terms no less restrictive, in the aggregate, than those contained in the Confidentiality Agreement, and (v) in the case of clause (C) above, NYBOT is not then in material breach of its obligations under this Section 6.2. NYBOT shall, and shall cause its senior officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. NYBOT shall use reasonable best efforts to promptly inform its directors, officers, agents and representatives of the obligations undertaken in this Section 6.2. Nothing in this Section 6.2 shall (x) permit NYBOT to terminate this Agreement (except as specifically provided in Article VIII hereof) or (y) affect any other obligation of NYBOT under this Agreement, except as otherwise expressly set forth in this Agreement. Prior to any termination of this Agreement, NYBOT shall not submit to the vote of its Members any Acquisition Proposal.
          “Superior Proposal” means, with respect to NYBOT, a bona fide written Acquisition Proposal obtained not in breach of this Section 6.2 for or in respect of all of the outstanding voting power of and economic interest in the Membership Interests or any other capital stock of NYBOT or all of the assets of NYBOT and its Subsidiaries, on a consolidated basis, on terms that the Board of Directors of NYBOT in good faith concludes (following receipt of the advice of its financial advisors and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, structural and other aspects of the Acquisition Proposal and this Agreement, and taking into account any improved terms that ICE has offered pursuant to Section 8.3 deemed relevant by such Board of Directors, including conditions to and expected timing and risks of consummation and the ability of the party making such proposal to obtain financing for such Acquisition Proposal) are more favorable from a financial point of view to the Members of NYBOT than the Merger and the other transactions contemplated by this Agreement (after taking into account any such improved terms).
          6.3. Preparation of Proxy Statements; Information Supplied.
          (a) As promptly as reasonably practicable following the date hereof, ICE and NYBOT shall cooperate in preparing mutually acceptable proxy materials of NYBOT which shall constitute the proxy statement/prospectus relating to the matters to be submitted to the NYBOT Members at the NYBOT Members Meeting (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement/Prospectus”), and ICE shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of ICE Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the “S-4 Registration Statement”). The Proxy Statement/Prospectus will be included as a prospectus in and will constitute a part of the S-4 Registration Statement as ICE’s prospectus.
          (b) Each of ICE and NYBOT shall use reasonable best efforts to have the S-4 Registration Statement declared effective by the SEC and to keep the S-4 Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated thereby. ICE shall, as promptly as practicable after receipt thereof, provide NYBOT copies of any written comments and advise NYBOT of any oral comments received from the SEC with respect to the S-4 Registration Statement. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement/Prospectus and the S-4 Registration Statement prior to filing such with the SEC or providing such to the Members and will provide each other with a copy of all such filings made with the SEC or provided to the Members.
          (c) Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Proxy Statement/Prospectus or the S-4 Registration Statement shall be made without the approval of both parties, which approval shall not be unreasonably withheld or delayed; provided that NYBOT, in connection with a Change in the NYBOT Recommendation, may amend or supplement the Proxy Statement/Prospectus pursuant to a Qualifying Amendment to effect such a Change, and in such event, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, and shall be subject to the right of each party to have its Board of Directors’ deliberations and conclusions to be accurately described. A “Qualifying Amendment” means an amendment or supplement to the Proxy Statement/Prospectus (including by incorporation by reference) to the extent that it contains (i) a Change in the NYBOT Recommendation, (ii) a statement of the reasons of the Board of Directors of NYBOT for making such Change in the NYBOT Recommendation and (iii) additional information reasonably related to the foregoing.
          (d) NYBOT will use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to NYBOT’s Members as promptly as practicable after the S-4 Registration Statement is declared effective under the Securities Act.
          (e) Each party will advise the other party, promptly after it receives notice thereof, of the time when the S-4 Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the ICE Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the S-4 Registration Statement.
          (f) ICE and NYBOT each agrees, as to itself and its Subsidiaries, that none of the information, supplied or to be supplied by it or its Subsidiaries and solely to the extent that such information pertains to it, its Subsidiaries, Affiliates, directors, officers, stockholders or Members, for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing and at the time of the NYBOT Members Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. ICE will cause the S-4 Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. If at any time prior to the Effective Time any information relating to ICE or NYBOT, or any of their respective Affiliates, officers or directors, should be discovered by ICE or NYBOT which should be set forth in an amendment or supplement to any of the S-4 Registration Statement or the Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the Members of NYBOT.
          (g) ICE and NYBOT each shall use its reasonable best efforts to cause to be delivered to the other party and its directors a letter of its independent auditors, dated (i) the date on which the S-4 Registration Statement shall become effective and (ii) the Closing Date, and addressed to the other party and its directors, in form and substance customary for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the S-4 Registration Statement.
          6.4. Members’ Meeting. NYBOT will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to convene a meeting of its Members (the “NYBOT Members Meeting”) on a date determined in accordance with the mutual agreement of ICE and NYBOT (the “Meeting Date”), which date shall be as promptly as practicable (but in no event more than 35 calendar days) after the S-4 Registration Statement is declared effective, to consider and vote upon the adoption and approval of this Agreement. Subject to fiduciary obligations under applicable Law, the Board of Directors of NYBOT shall recommend such adoption or approval, as the case may be, and shall take all lawful action to solicit such adoption and approval. Prior to the NYBOT Members Meeting, the Board of Directors of NYBOT may withhold, withdraw, qualify or modify its recommendation of the adoption or approval of this Agreement and the Merger if the Board of Directors of NYBOT determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable Law (a “Change in NYBOT Recommendation”); provided, however, that no Change in NYBOT Recommendation may be made until after at least 48 hours following ICE’s receipt of notice from NYBOT advising that management of NYBOT intends to recommend to the Board of Directors of NYBOT that it take such action and the basis therefor. In determining whether to make a NYBOT Change in Recommendation in response to a Superior Proposal or otherwise, the Board of Directors of NYBOT shall take into account any changes to the terms of this Agreement proposed by ICE and any other information provided by ICE in response to such notice. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.4, including with respect to the notice period referred to in this Section 6.4. In the event of a Change in NYBOT Recommendation, NYBOT shall nevertheless submit this Agreement to its Members for adoption at the NYBOT Members Meeting unless this Agreement shall have been terminated in accordance with its terms prior to the NYBOT Members Meeting.

          6.5. Reasonable Best Efforts; Regulatory Filings and Other Actions.
          (a) Reasonable Best Efforts; Regulatory Filings. ICE and NYBOT shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, authorizations and other Permits (including all approvals and consents to be obtained from the CFTC) (collectively, “Consents”) necessary or advisable to be obtained from any third party and/or any Governmental Entity or Self-Regulatory Organization (if any) in order to consummate the transactions contemplated by this Agreement; provided, however, that nothing in this Section 6.5 shall require, or be construed to require, ICE to proffer to, or agree to, sell or hold separate and agree to sell, before or after the Effective Time, any assets, businesses, or interests in any assets or businesses of ICE or any of its Affiliates (or to consent to any sale, or agreement to sell, by NYBOT or any of its Subsidiaries, of any of its assets or businesses), if such action would, individually or in the aggregate, reasonably be expected to result in a ICE Substantial Detriment. Subject to applicable Law and the instructions of any Governmental Entity, ICE and NYBOT shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by ICE or NYBOT, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions.
“ICE Substantial Detriment” means a material adverse effect on the business, results of operations or financial condition of ICE and its Subsidiaries, taken as a whole, or on the Surviving Corporation and its Subsidiaries, taken as a whole.
          (b) Prior Review of Certain Information. Subject to applicable Laws relating to the sharing of information, ICE and NYBOT shall have the right to review in advance, and to the extent practicable, each will consult the other on any filing made with, or written materials submitted to, any third party and/or any Governmental Entity and Self-Regulatory Organization in connection with the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement/Prospectus). ICE and NYBOT shall provide the other party with the opportunity to participate in any meeting with any Governmental Entity or any Self-Regulatory Organization in respect of any filings, investigation or other inquiry in connection with the transactions contemplated hereby.
          (c) Furnishing of Information. ICE and NYBOT each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of ICE, NYBOT or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.
          (d) Status Updates and Notice. Subject to applicable Law and the instructions of any Governmental Entity or any Self-Regulatory Organization, ICE and NYBOT each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by ICE or NYBOT, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity and/or any Self-Regulatory Organization, with respect to such transactions and copies of any written claim or threatened claim by any Member or Trading Permit Holder with respect to such transactions.
          6.6. Access. Subject to applicable Law relating to the sharing of information, upon reasonable notice, and except as may otherwise be required by applicable Law, ICE and NYBOT each shall (and shall cause its Subsidiaries to) afford the other’s officers, employees, counsel, accountants, consultants and other authorized representatives (“Representatives”) reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested; provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by ICE or NYBOT; provided, further, that the foregoing shall not require ICE or NYBOT (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of ICE or NYBOT, as the case may be, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if ICE or NYBOT, as the case may be, shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to disclose any privileged information of ICE or NYBOT, as the case may be, or any of its Subsidiaries, or (iii) in the case of ICE, to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries conducted by ICE or any other regulatory activities that the Chief Regulatory Officer of ICE determines, in his or her sole discretion, is confidential and inappropriate to disclose to NYBOT. All requests for information made pursuant to this Section 6.6 shall be directed to an executive officer of ICE or NYBOT, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be, with a copy to the General Counsel of such party. All such information shall be governed by the terms of the Confidentiality Agreement.
          6.7. Affiliates. Section 6.7 of the NYBOT Disclosure Letter contains a list of those Persons who, as of the date of this Agreement, may be deemed to be “affiliates” of NYBOT for purposes of Rule 145 under the Securities Act. Not less than 45 days prior to the Meeting Date, NYBOT shall update Section 6.7 of the NYBOT Disclosure Letter to add to such list the names of any other Person subsequently identified by NYBOT as a Person who may be deemed to be such an affiliate of NYBOT.

NYBOT shall keep such list updated as necessary to reflect changes from the Meeting Date and shall use reasonable best efforts to cause each person identified on such list to deliver to ICE, not less than 30 days prior to the Effective Time, a customary “affiliates” letter, dated as of the Closing Date, in form and substance satisfactory to ICE and NYBOT (the “Affiliates Letter”).
          6.8. Exchange Listing. ICE shall use its reasonable best efforts to cause the shares of ICE Common Stock to be issued in the Merger pursuant to Article IV of this Agreement to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.
          6.9. Publicity. The initial press release regarding the Merger shall be a joint press release and thereafter ICE and NYBOT shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan. Notwithstanding the foregoing, without ICE’s prior written consent, unless otherwise required by applicable Law, NYBOT shall not, and shall not permit its Affiliates, agents or Representatives to, issue any press release or other written statement or, to the extent practical, otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby. In addition to the foregoing, except to the extent disclosed in or consistent with the Proxy Statement/Prospectus in accordance with the provisions of Section 6.3, neither ICE nor NYBOT shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of the other party, which consent shall not be unreasonably withheld or delayed.
          6.10. Employment and Benefit Levels.
          (a) During the period commencing as of the Effective Time and ending on the second anniversary thereof, ICE shall provide, or cause to be provided, (i) to each Employee (as hereinafter defined), pension and welfare benefits under employee benefit plans that are no less favorable in the aggregate than those currently provided by NYBOT and its Subsidiaries to such Employee, and (ii) to each Employee, salary and the year end incentive payment corresponding to such Employee and listed on Schedule 6.10(a), that is no less favorable that that currently paid by NYBOT and its Subsidiaries to such Employee. ICE shall cause any of its and its Subsidiaries’ employee benefit plans in which the Employees are eligible to participate from and after the Effective Time pursuant to the foregoing sentence to take into account (i) for purposes of eligibility and vesting thereunder (but not for purposes of benefit accrual or to the extent it would result in a duplication of benefits), service by Employees as if such service were with ICE or its Subsidiaries, to the same extent such service was credited under a comparable plan of NYBOT or its Subsidiaries and (ii) any eligible expenses incurred by such Employee and his or her covered dependents during the portion of the plan year of any employee benefit plan provided by NYBOT or its Subsidiaries that ends on the date such Employee’s participation in any corresponding plan provided by ICE begins to be taken into account under such corresponding ICE plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such corresponding plan provided by ICE. Notwithstanding the foregoing, nothing contained herein shall (1) be treated as an amendment of any particular NYBOT Benefit Plan, (2) obligate ICE, the Surviving Corporation or any of their Affiliates to (i) maintain any particular NYBOT Benefit Plan or (ii) retain the employment of any particular Employee or (3) give any third party any right to enforce the provisions of this Agreement.
          (b) Prior to the Effective Time, if requested by ICE in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement of NYBOT and/or its Subsidiaries, NYBOT shall (i) cause to be amended the employee benefit plans and arrangements of it and its Subsidiaries to the extent necessary to provide that no employees of ICE and its Subsidiaries shall commence participation therein following the Effective Time unless ICE or such Subsidiary explicitly authorizes such participation, (ii) cause to be amended the employee benefit plans and arrangements of it and its Subsidiaries to the extent necessary to provide that no persons who are not Employees may participate in such employee benefit plans and arrangements, and (iii) cause the NYBOT 401(k) Plan to be terminated effective immediately prior to the Effective Time.
          (c) For purposes of this Section 6.10, “Employee” shall mean (i) any person who is employed by NYBOT and its Subsidiaries as of the Effective Time who is not a Member of NYBOT and (ii) those persons listed on Schedule 6.10(c).
          6.11. Taxes. Subject to Section 6.2, neither NYBOT nor ICE shall take or cause to be taken any action, whether before or after the Effective Time, that would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
          6.12. Expenses. Subject to Sections 6.2 and 8.5, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except (a) if the Merger is consummated, the Surviving Corporation shall pay, or cause to be paid, any and all property or transfer taxes imposed in connection with the Merger and (b) Expenses incurred in connection with the filing, printing and mailing of the Proxy Statement/Prospectus and the S-4 Registration Statement shall be shared equally by ICE and NYBOT. As used in this Agreement, “Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transaction contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement/Prospectus and the S-4 Registration Statement and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby and thereby.

          6.13. Indemnification. From and after the Effective Time, ICE shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of NYBOT and its Subsidiaries (in all of their capacities) (A) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by NYBOT pursuant to NYBOT’s certificate of incorporation and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of NYBOT and its Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by law, in each case for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), and (ii) include and cause to be maintained in effect the Surviving Corporation’s (or any successor’s) certificate of incorporation and bylaws after the Effective Time, provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions contained in the current certificate of incorporation and bylaws of NYBOT. Prior to the Effective Time, ICE shall purchase or permit NYBOT to purchase a six-year “tail” prepaid policy on terms and conditions no less advantageous to the insured than the current directors’ and officers’ liability insurance and fiduciary liability insurance maintained by NYBOT; provided, however, that in no event shall ICE or NYBOT expend for such “tail” policy a premium amount in excess of $1,500,000. The obligations of ICE under this Section 6.13 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.13 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnities to whom this Section 6.13 applies shall be third party beneficiaries of this Section 6.13).
          6.14. Other Actions by ICE and NYBOT.
          (a) Takeover Statutes. If any takeover statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of ICE and NYBOT and their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or by the Merger, and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.
          (b) Section 16 Matters. Prior to the Effective Time, ICE and NYBOT shall take all such steps as may be required to cause any dispositions of Membership Interests or acquisitions of ICE Common Stock resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to ICE and NYBOT to be exempt under Rule 16b-3 promulgated under the Exchange Act.
          (c) Advice of Changes. Until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, (i) ICE shall promptly advise NYBOT of any change or event that it believes would or would reasonably be likely to cause or constitute a ICE Material Adverse Effect or a material breach of any of its representations, warranties or covenants contained herein such that the condition contained in Section 8.2(a) or 8.2(b) shall no longer be capable of satisfaction; and (ii) NYBOT shall promptly advise ICE of any change or event that it believes would or would reasonably be likely to cause or constitute a NYBOT Material Adverse Effect or a material breach of any of its representations, warranties or covenants contained herein such that the condition contained in Section 8.3(a) or 8.3(b) shall no longer be capable of satisfaction.
          6.15. ICE Board of Directors. ICE shall, subject to applicable Law, use its best efforts to cause to be appointed to the Board of Directors of ICE immediately after the Effective Time two current members of the Board of Directors of NYBOT who are designated by NYBOT by notice in writing to ICE at least 10 business days prior to the Closing Date and who are reasonably acceptable to ICE; provided, that at least one such individual shall be “independent” within the meaning of the NYSE Listed Company Manual.
          6.16. Clearing Organization.
          (a) Effective as of the Closing Date, ICE shall cause to be amended the provisions of the bylaws of NYBOT Clearing Corporation with respect to the use of guaranty fund deposits and the issuance of assessments to the Clearing Members in the event of a “Monetary Default” (as such term is defined in such bylaws), to limit the application of such bylaw provisions, in the case of “Self Clearing Members” (as such term is defined in such bylaws) and Clearing Members that are only entitled to clear cotton contracts on the date this Agreement is executed by NYBOT, each of which Clearing Members, as of the date hereof, is identified in Section 6.16 of the NYBOT Disclosure Letter (the “Cotton Clearing Members”), to Monetary Defaults that involve a commodity contract that the applicable Clearing Member is entitled to clear with NYBOT Clearing Corporation, and to exclude Self Clearing Members and the Cotton Clearing Members from the application of such bylaw provisions in the case of Monetary Defaults that involve a commodity contract that the applicable Clearing Member is not entitled to clear with NYBOT Clearing Corporation.
          (b) From and after the Closing, ICE shall not amend, or cause to be amended, the NYBOT Subsidiary Organizational Documents of NYBOT Clearing Corporation in effect as of the Closing in a manner that would be inconsistent with the Core Rights (as defined in the Bylaws) without the approvals that would be required pursuant to Article XVI of the Bylaws if the Surviving Corporation were the entity seeking to take such action, only to the extent such approvals would be required.

ARTICLE VII
Conditions
          7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:
          (a) Member Approval. This Agreement shall have been duly adopted and approved by Members constituting the NYBOT Requisite Vote in accordance with applicable Law and the certificate of incorporation and bylaws of NYBOT.
          (b) Exchange Listing. The shares of ICE Common Stock shall have been authorized for listing on the New York Stock Exchange (or if such listing is not approved or permitted, another national securities exchange), upon official notice of issuance.
          (c) HSR Waiting Period. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.
          (d) Requisite Approvals. Subject to the proviso set forth in Section 6.5(a), all Consents required to be obtained prior to the Effective Time by ICE, NYBOT or any of their respective Subsidiaries from any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by ICE and NYBOT shall have been obtained (all such required Consents being referred herein as the “Requisite Regulatory Approvals”).
          (e) Litigation. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, determination, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”), and no Governmental Entity shall have instituted any proceeding seeking any such Order, in each case if such Order would result in, or would be reasonably likely to result in, a ICE Substantial Detriment.
          (f) S-4. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened by the SEC.
          (g) Blue Sky Approvals. ICE shall have received all state securities and “blue sky” permits and approvals necessary to consummate the transactions contemplated hereby.

          7.2. Conditions to Obligations of NYBOT. The obligation of NYBOT to effect the Merger is also subject to the satisfaction or waiver by NYBOT at or prior to the Effective Time of the following conditions:
          (a) Representations and Warranties. (i) Each of the representations and warranties of ICE set forth in this Agreement that is qualified as to ICE Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), (ii) each of the representations and warranties of ICE set forth in this Agreement that is not qualified as to ICE Material Adverse Effect (reading such representations and warranties without regard to any materiality qualifications contained therein) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have an ICE Material Adverse Effect, (iii) each of the representations and warranties of ICE set forth in Sections 5.2(b) and 5.2(c) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), and (iv) NYBOT shall have received at the Closing a certificate signed on behalf of ICE by the Chief Executive Officer of ICE certifying the matters set forth in clauses (i), (ii) and (iii) of this Section 7.2(a).
          (b) Performance of Obligations of ICE. ICE shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and NYBOT shall have received a certificate signed on behalf of ICE by the Chief Executive Officer of ICE to such effect.
          (c) Tax Ruling. NYBOT shall have received a private letter ruling from the Internal Revenue Service to the effect that (i) the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Members and holders of NYBOT Permits will not recognize gain in connection with the Merger other than with respect to any Cash Consideration they receive.
          7.3. Conditions to Obligation of ICE. The obligation of ICE to effect the Merger is also subject to the satisfaction or waiver by ICE at or prior to the Effective Time of the following conditions:
          (a) Representations and Warranties. (i) Each of the representations and warranties of NYBOT set forth in this Agreement that is qualified as to NYBOT Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), (ii) each of the representations and warranties of NYBOT set forth in this Agreement that is not qualified as to NYBOT Material Adverse Effect (reading such representations and warranties without regard to any materiality qualifications contained therein) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a NYBOT Material Adverse Effect, (iii) each of the representations and warranties of NYBOT set forth in Sections 5.1(b), 5.1(c), 5.1(d), 5.1(e) and 5.1(f) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), and (iv) ICE shall have received at the Closing a certificate signed on behalf of NYBOT by the Chief Executive Officer of NYBOT certifying the matters set forth in clauses (i), (ii) and (iii) of this Section 7.3(a).
          (b) Performance of Obligations of NYBOT. NYBOT shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and ICE shall have received a certificate signed on behalf of NYBOT by the Chief Executive Officer of NYBOT to such effect.
          (c) Requisite Regulatory Approvals. All of the Requisite Regulatory Approvals that have been obtained shall have been obtained without the imposition of any term, condition or consequence the acceptance of which would be reasonably expected to result in a ICE Substantial Detriment.
          (d) Tax Ruling. ICE shall have received a private letter ruling from the Internal Revenue Service (or a copy of a private letter ruling issued by the Internal Revenue Service to NYBOT and reasonably acceptable to ICE) to the effect that the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.
ARTICLE VIII
Termination
     8.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by the Members of NYBOT, referred to in Section 7.1(a), by mutual written consent of ICE and NYBOT by action of their respective Boards of Directors.

          8.2. Termination by Either NYBOT or ICE. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either NYBOT or ICE if:
          (a) the Merger shall not have been consummated by June 14, 2007 (such date, as it may be extended under the proviso below, the “Termination Date”), whether such date is before or after the date of the receipt of the NYBOT Requisite Vote; provided, however, that each of ICE and NYBOT shall have the right, in their respective sole discretion, to extend the Termination Date to September 14, 2007 if the only conditions set forth in Article VII that have not been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) are the conditions set forth in Section 7.1 or the conditions set forth in Sections 7.2(c) and 7.3(d); provided, further, that no such right to extend the Termination Date may be exercised by either party if such party’s failure to perform any material covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of such condition to be satisfied;
          (b) the NYBOT Requisite Vote required by Section 7.1(a) shall not have been obtained after a vote of the Members has been taken and completed at the NYBOT Members Meeting or at any adjournment or postponement thereof; or
          (c) (i) any Governmental Entity which must grant a Requisite Regulatory Approval has denied such grant, whether orally or in writing, and such denial has become final, binding and non-appealable, (ii) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval by ICE stockholders or NYBOT Members) or (iii) any Governmental Entity which must grant a Requisite Regulatory Approval has conditioned such grant, whether orally or in writing, in a manner that ICE reasonably determines would be reasonably likely to result in a ICE Substantial Detriment, and such condition has become final, binding and non-appealable;
provided that (i) the right to terminate this Agreement pursuant to clause (a) above shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated; and (ii) the right to terminate this Agreement pursuant to clause (b) above shall not be available to NYBOT, if NYBOT has breached in any material respect its obligations under Section 6.4 of this Agreement in any manner that shall have proximately contributed to the NYBOT Members Meeting not having been held, or the vote of the Members contemplated by Section 6.4 not having been taken, by the Termination Date.
          8.3. Termination by ICE. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by NYBOT Members referred to in Section 7.1(a), and, in either case, by action of the Board of Directors of ICE:

          (a) if the Board of Directors of NYBOT shall have effected a Change in NYBOT Recommendation or failed to reconfirm its recommendation of this Agreement within seven business days after a written request by ICE to do so;
          (b) if NYBOT shall have breached in any material respect any of its representations or warranties contained in this Agreement or failed to perform in any material respect any of its covenants or agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition in Section 7.3(a) or 7.3(b) and (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the business day prior to the Termination Date or (B) the date that is 30 days after the date that written notice thereof is given by ICE to NYBOT; or
          (c) if NYBOT or any of the other Persons described in Section 6.2 as Affiliates, agents or Representatives of NYBOT shall breach Section 6.2 in any material respect.
          8.4. Termination by NYBOT. This Agreement may be terminated and the Merger may be abandoned at any time prior to (x) in the case of clause (a) below, the approval by NYBOT Members referred to in Section 7.1(a), and (y) in the case of clause (b) below, the Effective Time, whether, in the case of such clause (b), before or after the approval by NYBOT Members referred to in Section 7.1(a), and, in either case, by action of the Board of Directors of NYBOT:
          (a) if (i) NYBOT is not in breach in any material respect of Section 6.2 or in breach in any material respect of any other terms of this Agreement, (ii) the Board of Directors of NYBOT authorizes NYBOT, subject to complying with the terms of this Agreement, to enter into a binding written agreement providing for a transaction that constitutes a Superior Proposal and NYBOT notifies ICE in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, which agreement shall include all of the material terms and conditions of such Superior Proposal, (iii) ICE does not make, within five business days of receipt of NYBOT’s written notification pursuant to clause (ii), an offer that the Board of Directors of NYBOT determines, in good faith after consultation with its financial advisors and outside legal counsel, would cause the transaction that is the subject of NYBOT’s written notification pursuant to clause (ii) above, in light of such offer, to no longer be a Superior Proposal and (iv) NYBOT shall have paid to ICE, in immediately available funds any fees required to be paid pursuant to Section 8.5; provided, however, that NYBOT agrees (x) that it will not enter into a binding agreement referred to in clause (ii) above until at least the sixth business day after it has provided the notice to ICE required under clause (ii) above; and (y) to notify ICE promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification;
          (b) if ICE shall have breached in any material respect any of its representations or warranties contained in this Agreement or failed to perform in any material respect any of its covenants or agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition in Section 7.2(a) or 7.2(b) and (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the business day prior to the Termination Date or (B) the date that is 30 days after written notice thereof is given by NYBOT to ICE.
          8.5. Effect of Termination and Abandonment; Termination Fee and Expense Reimbursement.
          (a) Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than as set forth in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, except as otherwise provided herein, that no such termination shall relieve any party hereto of any liability or damages resulting from any willful or intentional breach of this Agreement.
          (b) Termination Fee and Expense Reimbursement by NYBOT.
          (i) In the event that this Agreement is terminated by NYBOT, pursuant to (A) Section 8.2(a) (Drop-Dead Date) and, at such time, ICE would have been permitted to terminate this Agreement pursuant to Section 8.3(a) (NYBOT Change in Recommendation), or (B) Section 8.4(a) (Superior Proposal Out), then NYBOT shall, prior to such termination, pay ICE a termination fee of $39 million (the “Termination Fee”) and shall reimburse ICE for its out-of-pocket expenses up to $5 million (the “Expense Reimbursement” and, together with the Termination Fee, the “Aggregate Break-Up Amount”), in each case by wire transfer of same day funds.
          (ii) In the event that this Agreement is terminated by ICE pursuant to Section 8.3(a) (NYBOT Change in Recommendation), then NYBOT shall promptly, but in no event later than two days after the date of such termination, pay ICE the Aggregate Break-Up Amount by wire transfer of same day funds.
          (iii) In the event that an Acquisition Proposal shall have been made (and not subsequently withdrawn) to NYBOT or any of its Subsidiaries or any Person shall have publicly announced (and not subsequently withdrawn) a bona fide intention (whether or not conditional) to make an Acquisition Proposal with respect to NYBOT or any of its Subsidiaries and thereafter this Agreement is terminated:
(A)	by either ICE or NYBOT pursuant to (x) Section 8.2(b) (NYBOT Requisite Vote) or (y) Section 8.2(a) (Drop Dead Date) and, at such time, the vote of the NYBOT Members to approve this Agreement has not been taken and the only condition set forth in Article VII that has not been satisfied (other than those conditions by their nature are to be satisfied at Closing) is the failure to have received the NYBOT Requisite Vote; or

(B)	by ICE pursuant to Section 8.3(b) (NYBOT Breach of Covenant) or Section 8.3(c) (NYBOT Breach of Non-Solicit);

then, in each of cases (A) and (B), NYBOT shall promptly, but in no event later than two days after the date of such termination, pay the Expense Reimbursement to ICE and, if within 9 months of such termination (x) any Person (other than ICE) has acquired (or has entered into any Contract with NYBOT or any of its Subsidiaries providing for such acquisition), by purchase, merger, consolidation, sale, assignment, lease, transfer or otherwise, in one transaction or any related series of transactions, a majority of the voting power of or economic interest in the outstanding Membership Interests or other equity securities of NYBOT or a majority of the consolidated assets of NYBOT and its Subsidiaries, taken as a whole, or (y) there has been consummated a merger, consolidation or similar business combination between NYBOT and any Person (other than ICE) after which the NYBOT Members do not hold a majority of the voting power or economic interest in the surviving or successor company, then NYBOT shall, prior to the completion of such acquisition or transaction (or, if earlier, the entry into such Contract), pay the Termination Fee to ICE, by wire transfer of same day funds.
          (c) Interest. NYBOT acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, ICE would not enter into this Agreement; accordingly, if NYBOT fails to promptly pay the amount due pursuant to this Section 8.5, and, in order to obtain such payment, ICE commences a suit that results in a judgment against NYBOT for the fee set forth in this Section 8.5 or any portion of such fee, NYBOT shall pay the other party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate plus 200 basis points in effect on the date such payment was required to be paid, from the date such payment was required through the date of payment.
ARTICLE IX
Miscellaneous and General
     9.1. Survival. This Article IX and the agreements of ICE and NYBOT contained in Section 6.8 (Exchange Listing) and Section 6.13 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article IX, the agreements of ICE and NYBOT contained in Section 6.12 (Expenses), Section 8.5 (Effect of Termination and Abandonment; Termination Fee and Expense Reimbursement) and the Confidentiality Agreement shall survive the termination of this Agreement. No other representations, warranties, covenants and agreements in this Agreement shall survive the consummation of the Merger or the termination of this Agreement.
     9.2. Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented (a) only by a written instrument executed and delivered by all of the parties hereto, (b) by action taken or authorized by their respective Boards of Directors, and (c) before or after approval of the matters presented in connection with the Merger by NYBOT Members, but, after any such approval, no amendment shall be made which by Law or in accordance with the rules of any relevant stock exchange requires further approval by such Members or stockholders without such further approval.
          9.3. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.
          9.4. Counterparts. This Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.
          9.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.
          (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF, THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal Courts of the United States of America located in the State of Delaware in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal Court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.
          (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND

HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.
          9.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

(a)	If to ICE, to:

IntercontinentalExchange, Inc.
2100 RiverEdge Parkway, Suite 500
Atlanta, GA 30328
	Tel:	(770) 857-4700
	Fax:	(770) 951-5481
Attention: General Counsel

with a copy to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
	Tel:	(212) 558-4000
	Fax:	(212) 558-3588
Attention: John Evangelakos, Esq.

(b)	If to NYBOT, to:

Board of Trade of the City of New York, Inc.
One North End Avenue
World Financial Center
New York, NY 10282-1101
	Tel:	(212) 748-4000
	Fax:	(212) 748-4089
Attention: General Counsel

with a copy to:

Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, NY 10005
	Tel:	(212) 530-5735
	Fax:	(212) 822-5735
Attention: Roland Hlawaty, Esq.
or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

          9.7. Entire Agreement. This Agreement (including any exhibits hereto), the ICE Disclosure Letter, the NYBOT Disclosure Letter and the Confidentiality Agreement, dated March 31, 2006, between ICE and NYBOT (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.
          9.8. No Third-Party Beneficiaries. Except as provided in Section 6.13 (Indemnification; Directors’ and Officers’ Insurance), this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder. The parties hereto further agree that the rights of third party beneficiaries under Section 6.13 shall not arise unless and until the Effective Time occurs.
          9.9. Transfer Taxes. Except as otherwise provided in Section 6.12, all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by the party upon which such Taxes are imposed.
          9.10. Definitions. Each of the terms set forth in Annex A is defined on the page of this Agreement set forth opposite such term.
          9.11. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
          9.12. Interpretation; Construction.
          (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The term “knowledge of ICE” shall be deemed to mean the actual knowledge of the individuals set forth on Exhibit C. The term “knowledge of NYBOT” shall be deemed to mean the actual knowledge of the individuals set forth on Exhibit D. The term “NYBOT” includes any entity that is treated as a predecessor of NYBOT or any of its Subsidiaries.

          (b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
          9.13. Assignment. This Agreement shall not be assignable by operation of Law or otherwise. Any purported assignment in violation of this Agreement shall be void.
[The next page is the signature page]

          IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

INTERCONTINENTALEXCHANGE, INC.

By	/s/ Jeffrey C. Sprecher

	Name:	Jeffrey C. Sprecher
	Title:	Chief Executive Officer

CFC ACQUISITION CO.

By	/s/ Jeffrey C. Sprecher

	Name:	Jeffrey C. Sprecher
	Title:	Chief Executive Officer and President

BOARD OF TRADE OF THE CITY OF NEW YORK, INC.

By	/s/ C. Harry Falk

	Name:	C. Harry Falk
	Title:	President and Chief Executive Officer
Signature Page for Merger Agreement